

COL Capital Limited

(Incorporated in Bermuda with limited liability)

RECEIVED

2008 DEC 11 A 4:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No.: 82-03654





08006220

10 December 2008

PROCESSED

DEC 16 2008

THOMSON REUTERS

SUPPL

The U.S. Securities and Exchange Commis
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
U.S.A.

By Courier

Dear Sirs

COL CAPITAL LIMITED

We furnish herewith the following documents issued by COL Capital Limited, a company incorporated in Bermuda, pursuant to Rule 12g3-2(b)(iii) under the Securities and Exchange Act of 1934 for your kind attention:

1. Announcement dated 4 August 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a profit warning;

2. Announcement dated 4 September 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a notification of board meeting;

3. Announcement dated 18 September 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the interim results for the six months ended 30 June 2008;

4. Announcement dated 24 September 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to an unusual price movement;

5. Announcement dated 24 November 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a suspension of trading;

6. Announcement dated 1 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a proposed rights issue, placing of convertible bonds and application for granting of whitewash waiver;

7. Announcement dated 9 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to an arrangement on odd lot trading and appointment of independent financial adviser;

/...P.2

AF/jc/08240L

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500

8. A circular dated 28 May 2008 relating to a Bonus Issue of Warrants and

9. 2 copies of 2008 Interim Report.

Parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the duplicate copy of this letter to us.

Yours faithfully
For and on behalf of
COL Capital Limited



Fung Ching Man, Ada
Company Secretary

Encls.

AF/jc/08240L

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

PROFIT WARNING

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to inform the shareholders of the Company and investors that the Group is expected to record substantial losses for the six months ended 30 June 2008 compared to a profit recorded by the Group for the corresponding period ended 30 June 2007 mainly due to the unrealised losses on the Group's investments held for trading as a result of the recent general downturn in financial markets.

Shareholders and investors should exercise caution when dealing in the securities of the Company.

This announcement is made by COL Capital Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of the Company (together with its subsidiaries, the "Group") wishes to inform the shareholders of the Company and investors that the Group is expected to record substantial losses for the six months ended 30 June 2008 compared to a profit recorded by the Group for the corresponding period ended 30 June 2007 mainly due to the unrealised losses on the Group's investments held for trading as a result of the recent general downturn in the financial markets.

This profit warning announcement is only based on the management accounts of the Company, which have not been confirmed or audited by the Company's auditors. Investors are advised to read carefully the interim results announcement of the Company for the six months ended 30 June 2008 which is expected to be released in September 2008.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 4 August 2008

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of COL Capital Limited (the "Company") is pleased to announce that a meeting of the Board will be held on Thursday, 18 September 2008 at 11:30 a.m. at which the Board will, inter alia, approve the announcement of interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and consider the declaration of dividend, if any.

By Order of the Board
COL Capital Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 4 September 2008

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 together with the comparative figures for the corresponding period in 2007 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditor, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30.6.2008 HK$'000 (unaudited)	30.6.2007 HK$'000 (unaudited)
Revenue (excluding securities trading)		**13,939**	15,561
Gross proceeds from sales of investments held for trading		**169,423**	1,100,144
Total	3	**183,362**	1,115,705
Rental income		**2,056**	2,294
Dividend income from listed investments		**4,192**	6,770
Interest income from loan receivables		**7,691**	6,497
Net (loss) gain on investments	4	**(1,504,066)**	572,584
Other income		**5,375**	15,494
Administrative expenses		**(9,187)**	(8,223)
Finance costs	5	**(25,265)**	(8,994)
Fair value changes on investment properties		**–**	14,707
Share of (losses) profits of associates		**(6,243)**	609
(Loss) profit before taxation		**(1,525,447)**	601,738
Taxation	6	**(1,413)**	(62,769)
(Loss) profit from continuing operations		**(1,526,860)**	538,969
Discontinued operation:			
Loss for the period from discontinued operation	7	**–**	(1,548)
(Loss) profit for the period	8	**(1,526,860)**	537,421
Attributable to:			
Equity holders of the Company		**(1,528,615)**	528,424
Minority interests		**1,755**	8,997
		(1,526,860)	537,421
Dividends recognised as distribution	9	**11,047**	11,084
(Loss) earnings per share	10		
From continuing and discontinued operations – Basic		**(HK$5.54)**	HK$1.88
From continuing operations – Basic		**(HK$5.54)**	HK$1.89

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30.6.2008 HK$'000 (unaudited)	As at 31.12.2007 HK$'000 (audited)
Non-current assets			
Investment properties		**113,299**	110,925
Property, plant and equipment		**2,998**	3,796
Prepaid lease payments		**55**	1,001
Interest in associates		**371,407**	368,297
Available-for-sale investments		**588,245**	849,923
		1,076,004	1,333,942
Current assets			
Available-for-sale investments		–	9,801
Loan notes		–	52,401
Investments held for trading		**2,241,189**	3,617,216
Debtors, deposits and prepayments	*11*	**71,356**	41,284
Loan receivables		**164,877**	174,015
Tax recoverable		**4,050**	4,050
Pledged bank deposits		**8,845**	10,718
Bank balances and cash		**48,769**	67,824
		2,539,086	3,977,309
Current liabilities			
Creditors and accrued charges	*12*	**99,786**	97,995
Customers' deposits and receipts in advance		**34,934**	14,192
Other borrowings		**1,000,116**	918,838
Derivative financial instruments		**25,702**	4,874
Taxation payable		**170,974**	171,033
		1,331,512	1,206,932
Net current assets		**1,207,574**	2,770,377
Total assets less current liabilities		**2,283,578**	4,104,319
Capital and reserves			
Share capital		**2,760**	2,762
Reserves		**2,275,191**	4,097,685
Equity attributable to equity holders of the Company		**2,277,951**	4,100,447
Minority interests		**5,627**	3,872
Total equity		**2,283,578**	4,104,319

Notes:–

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

In the current interim period, the Group has applied, for the first time, the following new interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning on 1 January 2008.

HK(IFRIC) – INT 11	HKFRS 2 – Group and treasury share transactions
HK(IFRIC) – INT 12	Service concession arrangements
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defines benefit asset, minimum funding requirements and their interaction

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been made.

The Group has not early applied the following new, revised and amended standards or interpretation that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKAS 32 & 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 3 (Revised)	Business combinations[2]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT 13	Customer loyalty programmes[3]
HK(IFRIC) – INT 15	Agreements for the construction of real estate[1]
HK(IFRIC) – INT 16	Hedges of a net investment in a foreign operation[4]

[1] *Effective for accounting periods beginning on or after 1 January 2009.*

[2] *Effective for accounting periods beginning on or after 1 July 2009.*

[3] *Effective for accounting periods beginning on or after 1 July 2008.*

[4] *Effective for accounting periods beginning on or after 1 October 2008.*

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

The directors of the Company anticipate that the application of the other new, revised and amended standards or interpretation will have no material impact on the results and financial position of the Group.

3. BUSINESS INFORMATION

Business segments

The Group is currently organised into three main operating divisions – securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

The Group was engaged in mobile phone distribution. This operation was discontinued in the year 2007 *(see note 7)*.

Segment information about these business is presented below:

For the six months ended 30 June 2008

	Continuing operations			
	Securities trading and investments *HK$'000*	**Financial services** *HK$'000*	**Property investment** *HK$'000*	**Consolidated** *HK$'000*
Gross proceeds from sales of investments held for trading	169,423	–	–	169,423
Revenue	4,192	7,691	2,056	13,939
Segment result	(1,500,311)	7,669	1,489	(1,491,153)
Unallocated other income				4,940
Unallocated corporate expenses				(7,726)
Share of losses of associates				(6,243)
Finance costs				(25,265)
Loss before taxation				(1,525,447)
Taxation				(1,413)
Loss for the period				(1,526,860)

For the six months ended 30 June 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Gross proceeds from sales of investments held for trading	1,100,144	–	–	1,100,144	–	1,100,144
Revenue	6,770	6,497	2,294	15,561	7,681	23,242
Segment result	582,157	6,492	16,354	605,003	(3,199)	601,804
Unallocated other income				12,929	1,678	14,607
Unallocated corporate expenses				(7,809)	–	(7,809)
Share of profits of an associate				609	–	609
Finance costs				(8,994)	–	(8,994)
Profit before taxation				601,738	(1,521)	600,217
Taxation				(62,769)	(27)	(62,796)
Profit for the period				538,969	(1,548)	537,421

4. NET (LOSS) GAIN ON INVESTMENTS

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	*HK$'000*
Change in fair value of investments held for trading *(Note a)*	**(1,485,787)**	580,546
Change in fair value of derivative financial instruments *(Note b)*	**(20,383)**	(7,366)
Net realised gain (loss) on disposal of available-for-sale investments	**2,104**	(596)
	(1,504,066)	572,584

Notes:

(a) Included in change in fair value of investment held for trading, approximately HK$3,939,000 (2007: gain of HK$117,368,000) represented net realised loss on disposal of investments held for trading.

(b) Included in change in fair value of derivative financial instruments, approximately HK$425,000 (2007: loss of HK$7,366,000) represented net realised gain on derivative financial instruments.

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAXATION

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2008	30.6.2007	**30.6.2008**	30.6.2007	**30.6.2008**	30.6.2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
The current tax comprises:						
Hong Kong Profits Tax	**1,295**	61,034	**–**	27	**1,295**	61,061
Enterprise income tax in the People's Republic of China ("PRC")	**118**	1,735	**–**	–	**118**	1,735
	1,413	62,769	**–**	27	**1,413**	62,796

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profit for the six months ended 30 June 2008. In June 2008, the Hong Kong Profits Tax rate was decreased from 17.5% to 16.5% with effect from the year of assessment 2008/09. Deferred tax balances brought forward from the preceding year have been adjusted to reflect such decrease.

Enterprise income tax in the PRC is calculated at 25% (2007: 33%) of estimated assessable profit except for the subsidiary which is eligible for certain tax holidays and concessions on the PRC income tax. On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for subsidiaries incorporated in PRC from 1 January 2008.

7. DISCONTINUED OPERATION

The results of the discontinued operation representing the mobile phone distribution operation, which was ceased in the year 2007, for the six months ended 30 June 2007 were as follows:

	Six months ended 30.6.2007 *HK$'000*
Turnover	7,681
Cost of sales	(8,072)
Other income	1,678
Distribution expenses	(1,050)
Administrative and other expenses	(1,758)
Loss before taxation	(1,521)
Taxation	(27)
Loss for the period	(1,548)

8. (LOSS) PROFIT FOR THE PERIOD

	Continuing operations		**Discontinued operation**		**Consolidated**	
	Six months ended		**Six months ended**		**Six months ended**	
	30.6.2008	30.6.2007	**30.6.2008**	30.6.2007	**30.6.2008**	30.6.2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
(Loss) profit for the period has been arrived at after charging (crediting):						
Staff costs including directors' emoluments	**3,644**	3,021	**–**	945	**3,644**	3,966
Reversal of inventories	**–**	–	**–**	(1,117)	**–**	(1,117)
Depreciation and amortisation	**149**	144	**–**	311	**149**	455
Interest income	**(1,039)**	(4,974)	**–**	(33)	**(1,039)**	(5,007)
Net foreign exchange gain	**(3,901)**	(6,954)	**–**	–	**(3,901)**	(6,954)

9. DIVIDENDS

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	*HK$'000*
Dividend recognised as distribution – HK$0.04 (2007: HK$0.04) per share	**11,047**	11,084
Interim dividend, proposed – Nil (2007: HK$0.01) per share	**–**	2,762

10. (LOSS) EARNINGS PER SHARE

From continuing and discontinued operations

The calculation of the basic (loss) earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	*HK$'000*
(Loss) earnings for the purpose of basic (loss) earnings per share attributable to the equity holders of the Company	**(1,528,615)**	528,424
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share	**276,168,323**	280,790,340

From continuing operations

The calculation of the basic (loss) earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	*HK$'000*
(Loss) earnings for the period attributable to equity holders of the Company	**(1,528,615)**	528,424
Add: Loss for the period from discontinued operation	**–**	1,548
(Loss) earnings for the purposes of basic (loss) earnings per share from continuing operations	**(1,528,615)**	529,972

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

For the six months period ended 30 June 2007, basic loss per share for the discontinued operation is HK$0.006 per share. The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,548,000 attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing credit periods of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2008	31.12.2007
	HK$'000	*HK$'000*
Trade debtors within 90 days	**4,456**	1,992
Other debtors, deposits and prepayments	**66,900**	39,292
	71,356	41,284

12. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30.6.2008	31.12.2007
	HK$'000	*HK$'000*
Trade creditors due within 90 days	**13,688**	29,778
Other creditors and accrued charges	**86,098**	68,217
	99,786	97,995

DIVIDENDS

The Directors do not recommend the payment of interim dividend for the period ended 30 June 2008 (2007: HK$0.01).

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Turnover of the Group for the six months ended 30 June 2008 was HK$183,362,000 (2007: HK$1,115,705,000) representing a drop of 83.6% as compared to the corresponding period of 2007. The Group recorded a net loss attributable to shareholders of HK$1,528,615,000 for the six months ended 30 June 2008 against a net profit of HK$528,424,000 last year. Loss per share of the Company was HK$5.54 (2007: Earning per share of HK$1.88).

As at 30 June 2008, the Group's net asset value per share was HK$8.25 (2007: HK$10.80).

REVIEW OF OPERATIONS

The first half of 2008 was an extremely difficult period for the global financial markets, faced with concerns over the continued correction in US home prices, further subprime mortgage related write-offs, credit crunch, high oil and food prices, and a slowdown of the US economy. During the period under review, the Group's business in trading and investment in financial securities recorded a decrease in turnover to HK$173,615,000 (2007: HK$1,106,914,000) and a loss of HK$1,500,311,000 (2007: Profit of HK$582,157,000) mainly due to the net loss on investments of HK$1,504,066,000 (2007: Gain of HK$572,584,000). As the performance of the Group's investment portfolio is measured by the mark-to-market accounting standard, a

substantial unrealized loss from fair value changes on investments held for trading was incurred in the period. As at 30 June 2008, the Group maintained a long-term portfolio of available-for-sale investments of HK$588,245,000 (2007: HK$588,052,000) and a trading portfolio of HK$2,241,189,000 (2007: HK$2,467,464,000).

The Group's money lending business recorded a turnover of mainly interest income of HK$7,691,000 (2007: HK$6,497,000) and a profit of HK$7,669,000 (2007: HK$6,492,000) during the period under review. As at 30 June 2008, the Group's loan portfolio amounted to HK$164,877,000 (2007: HK$121,122,000).

The Group's investment properties located in Hong Kong and China achieved a rental income of HK$2,056,000 (2007: HK$2,294,000) and a profit of HK$1,489,000 (2007: HK$16,354,000). As at 30 June 2008, the value of the Group's investment properties portfolio amounted to HK$113,299,000 (2007: HK$84,085,000).

PRINCIPAL ASSOCIATED COMPANIES

The share of losses of associates of the Group for the six months ended 30 June 2008 was HK$6,243,000 (2007: Profit of HK$609,000).

For the period under review, Shanghai Allied Cement Limited ("SAC"), a 27% associate of the Group, recorded a turnover of HK$242,320,000 (2007: HK$185,506,000) and a loss of HK$30,357,000 (2007: Profit of HK$1,002,000). In May 2008, following the acquisition of the remaining 5% equity interest for a consideration of RMB4,577,000, Shandong Allied Wangchao Cement Limited has become a wholly-owned subsidiary of SAC. With no positive future prospects for its slag powder business and to avoid further loss, SAC entered into a conditional share transfer agreement in June 2008 to dispose its entire equity holding in Beijing Shanglian Shoufeng Construction Materials Limited for a consideration of RMB4,700,000. The disposal is expected to be completed within six months from the agreement date. With regard to the conditional acquisition of the entire issued share capital of Redstone Gold Limited ("Redstone"), a company engaged in the business of gold mining in Yunnan Province, China, for an aggregate consideration of HK$1 billion, SAC is still in the process of carrying out its due diligence exercise on Redstone and the despatch of the circular to shareholders of SAC containing, inter alia, a notice to convene a special general meeting to approve the acquisition, has been extended to 31 October 2008.

Printronics Electronics Limited ("PEL"), a 40% associate of the Group, recorded a profit of HK$4,981,000. PEL is an investment holding company and is the registered and beneficial owner of 51,649,630 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group maintains a satisfactory financial position. As at 30 June 2008, the Group's non-current assets consisted of investment properties of HK$113,299,000 (2007: HK$84,085,000); property, plant and equipment of HK$2,998,000 (2007: HK$3,159,000); prepaid lease payments of HK$55,000 (2007: HK$1,026,000), interest in an associate of HK$371,407,000 (2007: HK$181,335,000) and long term investments of HK$588,245,000 (2007: HK$642,793,000). These non-current assets are principally financed by shareholders' funds. As at 30 June 2008, the Group had net current assets of HK$1,207,574,000 (2007: HK$2,086,306,000) and current ratio of 1.9 times (2007: 4.1 times), calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments and pledged bank balances. As at 30 June 2008, the Group had borrowings of HK$1,000,116,000 (2007: HK$444,336,000) and a gearing ratio of 41.4% (2007: 13.1%), calculated on the basis of the Group's net borrowings (after bank balances and cash) over shareholders' fund.

During the first half of 2008, the issued share capital of the Company was reduced from HK$2,761,835 to HK$2,759,485 as a result of the repurchase of 235,000 shares (2007: 6,240,000 shares) for an aggregate consideration of HK$983,780 (2007: HK$29,089,800).

In December 2007, the Company proposed an open offer of 276,183,547 offer shares at HK$4.00 per offer share to qualifying shareholders on the basis of one offer share to every share held on a fully underwritten basis to raise approximately HK$1.1 billion and an issue of two warrants for every five offer shares. However, in February 2008, the underwriter, Vigor Online Offshore Limited, gave notice to the Company to terminate the underwriting agreement in view of the adverse change in the market conditions in Hong Kong and the significant fluctuation in the share price of the Company which, in the sole and absolute opinion of the underwriter, made it impractical to proceed. As a result, the open offer and the issue of warrant were terminated.

In April 2008, the Company proposed a bonus issue of warrants to qualifying shareholders on the basis of one bonus warrant for every five shares held, resulting in the issue of 55,236,709 bonus warrants on 23 July 2008. Each warrant entitles the holder to subscribe for one new share at the subscription price of HK$3.50 during the one year subscription period.

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, Taiwan Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar, RMB and Malaysian Ringgit denominated assets and transactions. As the exchange rates of the Taiwan Dollar were relatively stable during the period, the Group was not materially affected by its exposure to these currencies.

CHARGE ON GROUP ASSETS

As at 30 June 2008, the Group's investment properties of HK$33,300,000 (2007: HK$26,640,000), investments held for trading of HK$1,922,193,000 (2007: HK$2,352,959,000), available-for-sale investments of HK$244,455,000 (2007: HK$175,321,000) and pledged bank balances of HK$8,845,000 (2007: nil) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 15 employees as at 30 June 2008 (2007: 14). The Group ensures that its employees are remunerated in line with market conditions and individual performance and the remuneration policies are reviewed on a regular basis.

PROSPECTS

The outlook for the global financial markets remains gloomy given the lack of confidence of consumers and investors due to concerns over global inflation, the adverse effects of an imminent recession in the US economy and geopolitical tensions in Europe and the Middle East. Although the situation will be difficult and volatile, the Group however believes that there will be attractive investment opportunities available as companies and businesses become grossly undervalued. The Group will seek to take advantage of the investment and business opportunities as they arise to enhance value for its shareholders.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased a total of 235,000 ordinary shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in the range from HK$4.00 to HK$4.20 for a total consideration of HK$983,780. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the six months ended 30 June 2008.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiry with all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2008.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 18 September 2008

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Zhang Jian as independent non-executive directors.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

UNUSUAL PRICE MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of COL Capital Limited (the "Company") has noted today's decrease in the price of the shares of the Company and wish to state that the Board is not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 24 September 2008



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(Warrant Code : 192)

SUSPENSION OF TRADING

At the request of COL Capital Limited, trading in its shares and warrants have been suspended with effect from 9:30 a.m. today (24 November 2008) pending the release of an announcement regarding a proposed rights issue and placing of convertible bonds.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 24 November 2008

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as Executive Directors; and Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian as Independent Non-Executive Directors.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

(1) PROPOSED RIGHTS ISSUE OF NOT LESS THAN 275,622,494 RIGHTS SHARES AND NOT MORE THAN 330,842,256 RIGHTS SHARES AT HK$0.40 EACH ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY EXISTING SHARE HELD ON THE RECORD DATE AND PLACING OF NINE PER CENT. CONVERTIBLE BONDS DUE 2012 UNDER SPECIFIC MANDATE (2) APPLICATION FOR GRANTING OF WHITEWASH WAIVER (3) PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE SHARES (4) CHANGE IN BOARD LOT SIZE AND (5) RESUMPTION OF TRADING

Underwriter of the Rights Issue
VIGOR ONLINE OFFSHORE LIMITED

Placing Agent



新鴻基金融集團
SUN HUNG KAI FINANCIAL

RIGHTS ISSUE

The Company proposes to raise not less than approximately HK$110,248,997.60 before expenses by way of a rights issue of not less than 275,622,494 Rights Shares and not more than 330,842,256 Rights Shares at a price of HK$0.40 per Rights Share on the basis of one Rights Share for every existing Share held on the Record Date.

Pursuant to the Rights Issue, the Qualifying Shareholders will be provisionally allotted one Rights Share in nil-paid form for every existing Share held on the Record Date. As at the date of this announcement, there are 55,219,762 Warrants entitling holders thereof to subscribe for 55,219,762 Shares. The estimated net proceeds of the Rights Issue is approximately HK$107,248,997.60 (assuming no outstanding Warrants are exercised on or before the Record Date) or approximately HK$129,336,902.40 (assuming all outstanding Warrants are exercised in full on or before the Record Date), which is intended to be used for reduction of short-term borrowings and to the extent not used will be for investment when opportunities arise and for general working capital of the Group.

As at the date of this announcement, Vigor is interested in an aggregate of 106,484,400 Shares, representing approximately 38.63% of the issued share capital of the Company and 21,296,880 Warrants. Pursuant to the Irrevocable Undertaking, it has irrevocably undertaken to the Company that subject to the Rights Issue not being terminated, it will subscribe and lodge acceptance for the Rights Shares which will constitute the provisional allotment of Rights Shares in respect of the Shares held by it and any additional Rights Shares which Vigor is entitled as a result of exercise of the Warrants held by it pursuant to the terms of the Rights Issue on the Record Date.

Pursuant to the Underwriting Agreement, the Underwritten Shares will be fully underwritten by Vigor on the terms and subject to the conditions set out in the Underwriting Agreement. If Vigor terminates the Underwriting Agreement (see sub-section headed "Termination of the Underwriting Agreement" below) or the conditions of the Rights Issue are not satisfied or waived in whole or in part by Vigor, the Rights Issue will not proceed.

Completion of the Rights Issue and the Placing are inter-conditional. Accordingly, the Rights Issue may or may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares, Warrants or the nil-paid Rights Shares, and if they are in any doubt about their position, they are recommended to consult their professional adviser. Moreover, Shareholders and potential investors' attention drawn to the section headed "Warning of the risks of dealing in the Shares, Warrants and the nil-paid Rights Shares" below.

The last day of dealings in the Shares on a cum-rights basis is Wednesday, 24th December, 2008. The Shares will be dealt with on an ex-rights basis from Monday, 29th December, 2008. The Right Shares are expected to be dealt with in their nil-paid form from Monday, 12th January, 2009 to Monday, 19th January, 2009 (both dates inclusive). To qualify for the Rights Issue, any transfer of the Shares (together with the relevant share certificates) must be lodged for registration with the Company's branch share registrars in Hong Kong, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on Wednesday, 31st December, 2008.

The last day for acceptance and payment of the Rights Shares is expected to be at 4:00 p.m. on Thursday, 22nd January, 2009. The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in nil-paid form and the Rights Shares.

The Company will send the Prospectus Documents to all Qualifying Shareholders on Thursday, 8th January, 2009.

PLACING OF CONVERTIBLE BONDS

The Company and the Placing Agent entered into the Placing Agreement on 23rd November, 2008, whereby the Company has conditionally agreed to place, through the Placing Agent on a fully underwritten basis, a maximum of HK$300,000,000 value of Convertible Bonds to the Placees convertible into Shares at the Conversion Price.

The Conversion Shares to be allotted and issued under the Placing represent (i) approximately 145.13% of the existing issued share capital of the Company of 275,622,494 Shares; (ii) approximately 59.20% of the Company's issued share capital of 675,622,494 Shares as enlarged by the Conversion Shares; and (iii) approximately 42.05% of the Company's issued share capital of 951,244,988 Shares as enlarged by the Conversion Shares and the Rights Issue (assuming no outstanding Warrants are exercised on or before the Record Date); and (iv) approximately 37.68% of the Company's issued share capital of 1,061,684,512 Shares as enlarged by the Conversion Shares and the Rights Issue (assuming all outstanding Warrants are exercised on or before the Record Date).

The maximum proceeds from the Placing will be HK$300,000,000, which are intended to be used for reduction of short term borrowings and to the extent not used will be for investment when opportunities arise and for general working capital of the Group.

The Placing is conditional upon (i) the passing of a resolution by the Board authorising the issue of the Convertible Bonds and the entering into of the Placing Agreement; and (ii) the approval of the issue of the Convertible Bonds and the entering into of the Placing Agreement by Shareholders at the SGM; (iii) the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares; and (iv) permission of the Bermuda Monetary Authority for the allotment and issue of the Conversion Shares, if necessary and (v) conditions of the Underwriting Agreement being satisfied (save as regards any conditions for the Placing Agreement to become unconditional) and completion of the Underwriting Agreement taking effect.

Completion of the Placing and the Rights Issue are inter-conditional. Completion of the Placing is subject to the satisfaction of the conditions precedent in the Placing Agreement. As the Placing may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares and the Warrants.

A circular containing, among other things, details regarding the Placing and a notice convening the SGM will be despatched to the Shareholders as soon as possible.

APPLICATION FOR GRANTING OF WHITEWASH WAIVER

Assuming Vigor has taken up its underwriting commitment of 169,138,094 Rights Shares assuming no exercise of the rights attached to the Warrants on or before the Record Date or 203,060,976 Rights Shares assuming full exercise of the rights attached to the Warrants on or before the Record Date pursuant to the Underwriting Agreement, Vigor and its concert parties will increase their aggregate shareholding from approximately 38.63 per cent. of the existing issued share capital of the Company to 69.32 per cent. of the issued share capital of the Company of 551,244,988 Shares as enlarged by the issue of Rights Shares assuming no exercise of the rights attached to the Warrants on or before the Record Date and approximately 69.31 per cent. of the existing issued share capital of the Company of 661,684,512 Shares as enlarged by the issue of Rights Shares assuming full exercise of the rights attached to the Warrants on or before the Record Date.

Under Rule 26 of the Takeovers Code, Vigor and the parties acting in concert with it will be required to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Vigor or the parties acting in concert with it. An application will be made by Vigor and the parties acting in concert with it to the Executive for the Whitewash Waiver, which, if granted, would be subject to the approval of the Independent Shareholders on a vote taken by way of a poll. If the Whitewash Waiver is granted and approved by the Independent Shareholders by way of poll, the obligation of Vigor and the parties acting in concert with it to make a mandatory general offer under Rule 26 of the Takeovers Code will be waived. **Completion of the Rights Issue is conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive and such condition cannot be waived. Accordingly, if the Whitewash Waiver is not obtained, the Rights Issue will lapse and will not proceed. Investors are advised to exercise extreme caution in dealing in the Shares and Warrants as the Rights Issue may or may not proceed and will only be made upon fulfillment of the conditions therein. Further announcement will be made by the Company regarding the Rights Issue when appropriate.**

PROPOSED GRANT OF SPECIFIC MANDATE TO ALLOT AND ISSUE SHARES

The Company will allot and issue the Rights Shares under the Rights Issue and Conversion Shares upon the conversion of the Convertible Bonds. The Rights Shares and Conversion Shares will rank pari passu with all the then existing issued Shares.

The Company will seek the grant of a Specific Mandate from the Shareholders to allot and issue the Rights Shares and the Conversion Shares upon the conversion of the Convertible Bonds.

CHANGE IN BOARD LOT SIZE

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 1,000 Shares to 4,000 Shares with effect from Wednesday, 4th February, 2009. The expected timetable for such change in board lot size is set out below.

Shareholders may submit their existing share certificates in board lot of 1,000 Shares each (pink) to the Company's share registrar in exchange for new share certificates in board lot of 4,000 Shares each (light yellow) free of charge during business hours from 9:00 a.m. Wednesday, 4th February, 2009 to 4:00 p.m. Tuesday, 3rd March, 2009 (both dates inclusive).

LISTING RULES AND TAKEOVERS CODE IMPLICATIONS

The Rights Issue is subject to the granting of the Whitewash Waiver by the Executive and the Whitewash Waiver is subject to the approval of the Independent Shareholders on a vote taken by way of poll at the SGM.

Vigor and the parties acting in concert with it and its associates and those who were interested in or involved in the Underwriting Agreement and/or the transactions contemplated thereunder will abstain from voting on the resolutions at the SGM for approving the Whitewash Waiver.

The proposal for grant of Specific Mandate to allot and issue the Rights Shares and the Conversion Shares upon the conversion of the Convertible Bonds is also subject to approval by the Shareholders at the SGM. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, no Shareholder is required to abstain from voting on the proposed grant of Specific Mandate at the SGM as no Shareholder has an interest in the Placing different from the other Shareholders.

An independent board committee of the Company, comprising of Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Whitewash Waiver and to make a recommendation to its shareholders. An independent financial adviser, subject to approval by the Independent board committee, will be appointed to advise the independent board committee of the Company on the fairness and reasonableness of the transactions contemplated under the Whitewash Waiver. Further announcement will be made following the appointment of the independent financial adviser.

Subject to the approval of the Whitewash Waiver and the Placing at the SGM, application will be made to the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in nil-paid form, Rights Shares and the Conversion Shares.

A circular containing details of, among other things, (i) the Rights Issue, (ii) Whitewash Waiver; (iii) the Placing, (iv) a letter from the independent board committee, (v) a letter from the independent financial adviser and (vi) a notice to convene the SGM will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in Shares and the Warrants on the Stock Exchange has been suspended from 9:30 a.m. on 24th November, 2008 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares and the Warrants on the Stock Exchange with effect from 9:30 a.m. on 2nd December, 2008.

THE RIGHTS SHARES

Issue statistics

Basis of the Rights Issue:	One Rights Share for every existing Share held on the Record Date
Number of existing Shares in issue:	275,622,494 Shares as at the date of this announcement
Number of Rights Shares:	Not less than 275,622,494 Rights Shares (assuming no outstanding Warrants are exercised) and not more than 330,842,256 Rights Shares (assuming all outstanding Warrants are fully exercised)
Underwriter:	Vigor

Number of Underwritten Shares:	not less than 169,138,094 (assuming no outstanding Warrants are exercised) Underwritten Shares and not more than 203,060,976 (assuming all outstanding Warrants are fully exercised) Underwritten Shares. The minimum and maximum number of Rights Shares to be underwritten by Vigor (taking into account the minimum of 106,484,400 Rights Shares and the maximum of 127,781,280 Rights Shares agreed to be taken up by Vigor) are 169,138,094 and 203,060,976 respectively, representing 30.68% of the issued share capital of the Company as enlarged by the Rights Issue and 30.69 % of the issued share capital of the Company as enlarged by the Rights Issue and the full exercise of outstanding Warrants on or before the Record Date.

Under the Rights Issue, not less than 275,622,494 nil-paid Rights Shares (assuming no Warrants are exercised on or before the Record Date) would be provisionally allotted, representing 100.0% of the existing issued share capital of the Company and 50.0% of the issued share capital of the Company as enlarged by the issue of 275,622,494 Rights Shares.

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which may be allotted and issued upon the exercise of the Warrants on or before the Record Date. As at the date of this announcement, there are outstanding Warrants entitling holders thereof to subscribe for 55,219,762 Shares. If all of the subscription rights attaching to the outstanding Warrants are exercised in full and the Shares are allotted and issued pursuant to such exercise on or before the Record Date, the number of issued Shares will be increased to 330,842,256 Shares, and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased to 330,842,256 Rights Shares.

Qualifying Shareholders

To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company on the Record Date. In order to be registered as members of the Company on the Record Date, all transfers of the Shares must be lodged (together with the relevant share certificate(s)) with the Company's branch share registrars in Hong Kong by 4:30 p.m. (Hong Kong time) on Wednesday, 31st December, 2008. The branch share registrar of the Company in Hong Kong is:

Tricor Tengis Limited
26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong

The Company will send the Prospectus Documents, including the Prospectus, the PALs and the EAFs, to the Qualifying Shareholders. The Company will send the Prospectus only to the Excluded Shareholders and holders of Warrants for information purposes.

As at the date of this announcement, the Company has certain Shareholders whose addresses as shown on the register of members of the Company were located outside Hong Kong. In determining whether there will be Excluded Shareholders, the Company will make enquiry regarding the legal restrictions (if any) under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges in relation to the Company's offering of the Rights Issue to the Excluded Shareholders in compliance with Rule 13.36(2)(a) of the Listing Rules.

Closure of register of members

The register of members of the Company will be closed from Friday, 2nd January, 2009 to Wednesday, 7th January, 2009, both dates inclusive. No transfers of Shares will be registered during this period.

Subscription Price

HK$0.40 per Rights Share, payable in full by a Qualifying Shareholder upon acceptance of the provisional allotment of the Rights Shares under the Rights Issue or application for excess Rights Shares or when a renouncee of any provisional allotment of the Rights Shares or a transferee of nil-paid Rights Shares applies for the Rights Shares.

The Subscription Price represents:

(i) a discount of approximately 48.05% to the closing price of HK$0.770 per Share as quoted on the Stock Exchange on the Last Trading Date;

(ii) a discount of approximately 49.49% to the average closing price of HK$0.792 per Share as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the Last Trading Date;

(iii) a discount of approximately 52.94% to the average closing price of HK$0.850 per Share as quoted on the Stock Exchange for the 10 consecutive trading days up to and including the Last Trading Date;

(iv) a discount of approximately 52.21% to the average closing price of HK$0.837 per Share as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Date;

(v) a discount of approximately 31.62% to the theoretical ex-right price of HK$0.585 based on the closing price of HK$0.77 per Share as quoted on the Stock Exchange on the Last Trading Date;

(vi) a discount of approximately 97.31% to the audited consolidated net asset value per Share of approximately HK$14.85 as at 31st December 2007; and

(vii) a discount of approximately 95.15% to the unaudited consolidated net asset value per Share of approximately HK$8.25 as at 30th June, 2008.

The Subscription Price was arrived at after arm's length basis between the Company and Vigor with reference to the market price of the Shares under the prevailing market conditions. The Directors consider the terms of the Rights Issue to be fair and reasonable and in the best interests of the Group and the Shareholders given the right to all Shareholders to acquire the Rights Shares at a discount to the market price.

Basis of Provisional Allotments

One Rights Share (in nil-paid form) for every existing Share held by Qualifying Shareholders as at the close of business on the Record Date.

Status of the Rights Shares

The Rights Shares (when allotted, issued and fully paid) will rank pari passu with the then existing Shares in issue in all respects. Holders of fully paid Rights Shares will be entitled to receive all future dividends and distributions which may be declared, made or paid after the date of allotment and issue of the Rights Shares.

Certificates for the Rights Shares

Subject to the fulfillment or the waiver in whole or in part by Vigor of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted by Wednesday, 4th February, 2009 to those Qualifying Shareholders who have paid for and have accepted the Rights Shares, at their own risk.

Fractions of the Rights Shares

The Company will not provisionally allot fractions of Rights Shares in nil-paid form. All fractions of Rights Shares will be aggregated and all nil-paid Rights Shares arising from such aggregation will be sold in the market and, if a premium (net of expenses) can be achieved, the Company will keep the net proceeds for its own benefit. Any unsold fractions of Rights Shares will be made available for excess application.

Application for excess Rights Shares

Qualifying Shareholders shall be entitled to apply for, any unsold Rights Shares created by adding together fractions of the Rights Shares and any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders. Application may be made by completing the EAFs and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Board will determine the allotment of the excess Rights Shares on a fair and equitable basis on the following principles:

(1) preference will be given to applications for less than a board lot of Rights Shares where they appear to the Directors that such applications are made to round up odd-lot holdings to whole-lot holdings;

(2) subject to availability of excess Rights Shares after allocation under principle (1) above, the excess Rights Shares will be allocated to Qualifying Shareholders who have applied for excess application based on a pro-rata basis to the excess Rights Shares applied by them, with board lot allocations to be made on a best effort's basis; and

(3) in accordance with any further requirements of the Stock Exchange.

Given that the above arrangement has been adopted by other listed companies and the Company will allow for those without board lot to be topped up and thereafter permit Qualifying Shareholders to apply for excess Right Shares pro rata, the Board believes that this arrangement is fair and reasonable

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms. No part of the securities of the Company is listed or dealt in or on which listing or permission to deal is being or is proposed to be sought on any other stock exchange.

Nil-paid Rights Shares are expected to be traded in board lots of 1,000 (as the Shares are currently traded on the Stock Exchange in board lots of 1,000). Dealings in the Rights Shares (in both nil-paid and fully-paid forms) will be subject to the payment of stamp duty, Stock Exchange trading fee, transaction levy, investor compensation levy or any other applicable fees and charges in Hong Kong.

Irrevocable Undertaking

As at the date of this announcement, Vigor is interested in an aggregate of 106,484,400 Shares, representing approximately 38.63% of the issued share capital of the Company. Pursuant to the Irrevocable Undertaking, Vigor has irrevocably undertaken to the Company that, subject to the Rights Issue not being terminated, it will subscribe and lodge acceptance for the Rights Shares which will constitute the provisional allotment of Rights Shares in respect of the Shares held by it, being 106,484,400 Rights Shares and any additional Rights Shares which Vigor is entitled as a result of exercise of the Warrants held by it, being 21,296,880 Rights Shares.

UNDERWRITING AGREEMENT

Principal Terms of Underwriting Agreement

Date:	23rd November, 2008
Underwriter:	Vigor
Number of existing Shares in issue:	275,622,494 Shares as at the date of this announcement
Number of the Rights Shares:	not less than 275,622,494 Rights Shares (assuming no outstanding Warrants are exercised) and not more than 330,842,256 Rights Shares (assuming all outstanding Warrants are exercised) The Rights Issue complies with Rule 14A.31(3)(c) of the Listing Rules
Number of Underwritten Shares:	not less than 169,138,094 Underwritten Shares (assuming no outstanding Warrants are exercised) and not more than 203,060,976 Underwritten Shares (assuming all outstanding Warrants are fully exercised). The minimum and maximum number of Rights Shares to be underwritten by Vigor (taking into account the minimum of 106,484,400 Rights Shares and the maximum of 127,781,280 Rights Shares agreed to be taken up by Vigor) are 169,138,094 and 203,060,976 respectively, representing 30.68% of the issued share capital of the Company as enlarged by the Rights Issue and 30.69% of the issued share capital of the Company as enlarged by the Rights Issue and the full exercise of outstanding Warrants on or before the Record Date
Commission:	no underwriting commission will be received by Vigor

Vigor and its concert parties have not acquired any voting rights in the Company nor dealt in the Shares, Warrants, options, derivatives and/or securities carry conversion or subscription rights into Shares during the six months period to the date of this announcement.

Conditions of the Underwriting Agreement

The obligations of Vigor under the Underwriting Agreement are conditional on the fulfillment of, inter alia, the following condition precedents on or before the Latest Time for Termination:

(i) the Independent Shareholders passing resolutions at the SGM to approve the Whitewash Waiver by way of poll;

(ii) the Executive granting the Whitewash Waiver;

(iii) one copy of each of the Prospectus Documents and other documents relating to the Rights Issue being delivered to the Stock Exchange;

(iv) four printed copies of each of the Prospectus Documents being delivered to the Underwriter on or before the Posting Date, each duly certified by two Directors (or by their attorneys duly authorised in writing) as having been approved by resolution of the Board;

(v) permission of the Bermuda Monetary Authority for the allotment and issue of the Rights Shares, if necessary, being obtained;

(vi) the Registrar of Companies in Hong Kong registering the Prospectus Documents, together with all other consents and documents required to be endorsed on or attached to the Prospectus Documents;

(vii) the Prospectus Documents being filed with the Registrar of Companies in Bermuda;

(viii) printed copies of each of the Prospectus Documents being posted to Qualifying Shareholders and printed copies of the Prospectus stamped "For information only" being posted to Excluded Shareholders and holders of Warrants;

(ix) the Listing Committee of the Stock Exchange granting (subject to allotment and other usual conditions) the listing of, and permission to deal in, the Rights Shares and not having withdrawn or revoked such listing and permission as at the Latest Time for Acceptance;

(x) all necessary approvals and consents, if any, of all relevant governmental or regulatory authorities and other relevant third parties in Hong Kong, Bermuda, or elsewhere which are required or appropriate for the entering into and the implementation of the Underwriting Agreement having been given or obtained;

(xi) compliance by the Company with its obligations under the Underwriting Agreement; and

(xii) conditions of the Placing Agreement being satisfied (save as regards any conditions for the Underwriting Agreement to become unconditional) and completion of the Placing Agreement taking effect.

In the event of the conditions not being fulfilled on or before the respective dates aforesaid (or such later date or dates as may be agreed between the Company and Vigor), all obligations and liabilities of the parties under the Underwriting Agreement will forthwith cease and determine and neither party will have any claim against the other (save in respect of any antecedent breaches hereof). None of the conditions are waivable.

Termination of the Underwriting Agreement

If prior to 4:00 p.m. on the Latest Time for Termination, in the sole and absolute opinion of the Underwriter:

(a) the success of the Rights Issue would be affected by:

  (i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the sole and absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Rights Issue; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national and international outbreak or escalation of hostilities or armed conflict, or affecting local securities markets which may in the sole and absolute opinion of the Underwriter materially and adversely affect the business of the financial or trading position or prospects of the Group as a whole or materially and adversely prejudice the success of the Rights Issue or otherwise makes inexpedient or inadvisable to proceed with the Rights Issue; or

(iii) any material adverse change in the business or in the financial or trading position of the Group as a whole; or

(b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction or trading in securities) occurs which in the sole and absolute opinion of the Underwriter is likely to materially and adversely affect the success of the Rights Issue or otherwise makes it inexpedient or inadvisable to proceed with the Rights Issue;

the Underwriter shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreement.

The Underwriter shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreements if prior to the Latest Time for Termination:

(a) any material breach of any of the warranties or undertakings contained in the Underwriting Agreement comes to the knowledge of the Underwriter; or

(b) any event occurring or matter arising after the Underwriting Agreement but before the Latest Time for Termination which if it had occurred or arisen before the date of the Underwriting Agreement would have rendered any of the warranties in the Underwriting Agreements untrue or incorrect in material respect.

Pursuant to the Underwriting Agreement, the Underwriter has conditionally agreed to underwrite the Rights Shares not subscribed by the Shareholders on a fully underwritten basis, upon the terms and subject to the conditions of the Underwriting Agreement.

THE PLACING AGREEMENT

Date

23rd November, 2008

Parties involved

The Placing Agent and the Company

Placing Agent

The Placing Agent has conditionally agreed to place up to HK$300,000,000 Convertible Bonds on a fully underwritten basis and will receive a placing commission of 3% of the aggregate value of Convertible Bonds placed. The Directors are of the view that the placing commission is fair and reasonable with reference to the current market norm in relation to similar transaction. The Placing Agent and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

Placees

The Placing Agent agreed to place the Convertible Bonds on a fully underwritten basis to not fewer than six Placees who and whose ultimate beneficial owners will be independent of and not be connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules). A further announcement will be made by the Company upon completion of the Placing.

Conversion Shares

The Conversion Shares represent (i) approximately 145.13% of the existing issued share capital of the Company of 275,622,494 Shares; (ii) approximately 59.20% of the Company's issued share capital of 675,622,494 Shares as enlarged by the Conversion Shares; and (iii) approximately 42.05% of the Company's issued share capital of 951,244,988 Shares as enlarged by the Conversion Shares and the Rights Issue (assuming no outstanding Warrants are exercised on or before the Record Date); and (iv) approximately 37.68% of the Company's issued share capital of 1,061,684,512 Shares as enlarged by the allotment and issue of the Conversion Shares and the Rights Issue (assuming all outstanding Warrants are exercised on or before the Record Date).

Ranking of Conversion Shares

The Conversion Shares will rank, upon allotment and issue, pari passu in all respects with the Shares in issue on the date of allotment and issue of the Conversion Shares.

Conversion Price

The Conversion Price of HK$0.75 represents:

(i) a discount of approximately 2.60% to the closing price of HK$0.770 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 5.30% to the average closing price per Share of HK$0.792 in the last 5 consecutive trading days up to and including the Last Trading Date; and

(iii) a discount of approximately 11.76% to the average closing price per Share of HK$0.850 in the last 10 consecutive trading days up to and including the Last Trading Date.

The Conversion Price was determined with reference to the prevailing market price of the Share and was negotiated on an arm's length basis between the Company and the Placing Agent. The Directors consider that the terms of the Placing are on normal commercial terms and are fair and reasonable based on the current market conditions and in the interests of the Company and the Shareholders as a whole.

Conditions of the Placing

Completion of the Placing is conditional upon:

(i) the passing of a resolution by the Board authorising the issue of the Convertible Bonds and the entering into of the Placing Agreement;

(ii) the approval of the issue of the Convertible Bonds and the entering into of the Placing Agreement by Shareholders at the SGM;

(iii) the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares;

(iv) permission of the Bermuda Monetary Authority for the allotment and issue of the Conversion Shares, if necessary; and

(v) conditions of the Underwriting Agreement being satisfied (save as regards any conditions for the Placing Agreement to become unconditional) and completion of the Underwriting Agreement taking effect.

As at the date of this announcement, condition (i) has been fulfilled.

Termination

The Placing Agreement may be terminated by the Placing Agent if at any time prior to 4:00 p.m. on the day immediately preceding the date of completion of the Placing:

(i) any of the undertakings, warranties or representations contained in the Placing Agreement becomes untrue or incorrect in any material respect; or

(ii) the Placing, in the reasonable opinion of the Placing Agent, would be materially and adversely affected by:

(a) the introduction of any new laws or regulations or any change in existing laws or regulations (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may, in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole; or

(b) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before and/or after the date of the Placing Agreement) of a political, military, financial, economic, currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not sui generis with any of the foregoing), or in the nature of any local, national, international outbreak or escalation of hostilities or armed conflict, or affecting local securities market which may, in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole; or

(c) any material adverse change in the business or in the financial or trading position of the Group as a whole;

(iii) the occurrence of any change in market conditions (including without limitation suspension or material restriction on trading in securities) which in the reasonable opinion of the Placing Agent make it inexpedient or inadvisable or inappropriate for the Company or the Placing Agent to proceed with the Placing.

The Directors are not aware of the occurrence of any of such events as at the date of this announcement.

Completion of the Placing

The conditions set out in the Placing Agreement are expected to be fulfilled on or before 30th January, 2009 or such later date as may be agreed by the Company and the Placing Agent. Completion of the Placing will take place on the second business day after the Placing Agreement becomes unconditional.

Completion of the Placing and the Rights Issue are inter-conditional. Completion of the Placing is subject to the satisfaction of the conditions precedent in the Placing Agreement. As the Placing may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares and the Warrants.

Given the prevailing economic climate and capital market environment, the Group had considered alternative fund raising methods such as other forms of debt financing and borrowings and considers that it is prudent to secure long term fundings to improve its capital structure so that the Company believes it is reasonable to conduct the Placing simultaneous with the Rights Issue.

THE CONVERTIBLE BONDS

The terms of the Convertible Bonds have been negotiated on arm's length basis and the principal terms of which are summarised below:

Principal amounts

HK$300,000,000

Interest

9% per annum payable semi-annually in arrears. If the Convertible Bonds are converted into Shares before maturity, interest shall accrue and pay on the principal amounts of the Convertible Bonds up to date of conversion.

Maturity

3 years from the date of the issue of the relevant Convertible Bonds.

Conversion Price

HK$0.75 per Share which is subject to adjustment and any dilutive events (if any) as mentioned below.

The Conversion Price of HK$0.75 represents (i) a discount of about 2.60% to the closing price of HK$0.770 per Share as quoted on the Stock Exchange on the Last Trading Date; (ii) a discount of about 5.30% to the average closing price per Share of about HK$0.792 as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Trading Date; and (iii) a discount of about 11.76% to the average closing price per Share of HK$0.850 as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Date.

The Conversion Price may be subject to adjustment for (i) consolidation, subdivision, or reclassification of Shares, (ii) capitalization of profits or reserves of the Company, (iii) distributions made by the Company, (iv) rights issues of Shares or options over Shares, (v) rights issues of other securities of the Company, (vi) issues of Shares or securities to subscribe or purchase Shares at less than market price, (vii) other issues of securities carrying rights of conversion into, or exchange or subscription for Shares, at less than market price (including modification of rights of conversion), (viii) other offers to Shareholders entitled them to participate in arrangements whereby securities may be acquired by them which in the opinion of an approved merchant bank or the auditors of the Company consider is fair and reasonable to make adjustments. The Company will make an announcement when there is any adjustment to the Conversion Price and the adjustment will be certified by the approved merchant bank or Company's auditors.

Conversion

Each holder may convert the whole or part of the principal amount of the relevant Convertible Bonds into new Shares as determined by dividing the principal amount of the relevant Convertible Bonds outstanding at the time of conversion by the Conversion Price.

Assuming there is an immediate exercise in full of the conversion rights attaching to the Convertible Bonds at the Conversion Price by all holders of the Convertible Bonds, the Company will issue an aggregate of 400,000,000 Conversion Shares, representing approximately (a) 145.13% of the existing issued share capital of the Company of 275,622,494 Shares; (b) approximately 59.20% of the issued share capital of the Company of 675,622,494 Shares as enlarged by the Conversion Shares; (c) approximately 42.05% of the Company's issued share capital of 951,244,988 Shares as enlarged by the Conversion Shares and the Rights Issue (assuming no outstanding Warrants are exercised on or before the Record Date); and (d) approximately 37.68% of the Company's issued share capital of 1,061,684,512 Shares as enlarged by the Conversion Shares and the Rights Issue (assuming all outstanding Warrants are exercised on or before the Record Date). The Conversion Shares will be allotted and issued pursuant to the Specific Mandate to be granted to Directors by the Shareholders at the SGM.

The market value of the total Conversion Shares will be in aggregate of HK$308,000,000 based on the closing price of HK$0.770 per Share on the Last Trading Day.

Pursuant to the terms of the Convertible Bonds, no bondholder shall be permitted to convert Convertible Bonds held by it, and the Company shall not allot and issue any Shares to it if, as a result, it and its concert parties shall be interested in 29.9% or more of the voting rights of the Company from time to time.

Conversion period

Each of the holders of the Convertible Bonds shall have the right at any time after the date of issue of the relevant Convertible Bonds to convert all or part of the principal amount of the relevant Convertible Bonds outstanding at any time into new Shares at the Conversion Price.

Ranking

The Conversion Shares will rank pari passu in all respects among themselves and with all other Shares in issue on the date of such allotment and issue.

Redemption

The Company shall be entitled at any time before maturity to redeem the whole or part of the principal amount of the relevant Convertible Bonds. The Convertible Bonds are not redeemable at the request of the holders of Convertible Bonds whatsoever prior to the Maturity Date.

Status of the Convertible Bonds

The Convertible Bonds constitute general and unsecured obligations of the Company and shall rank equally among themselves and pari passu with all other present and future secured and subordinated obligations of the Company except for obligations accorded preference by mandatory provisions of applicable law.

No application will be made for listing of the Convertible Bonds. Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Bonds.

Transferability

The Convertible Bonds are freely transferable (other than to connected persons of the Company) subject to compliance with the conditions of the Convertible Bonds and the Listing Rules, provided that the holders of the Convertible Bonds must inform the Company of each transfer or assignment made by them.

Voting

The holder of the Convertible Bonds shall not be entitled to attend or vote at any meeting of the Company by reason only it being the holder of the Convertible Bonds.

Effects on Shareholding Structure

The shareholding structure of the Company as at the Last Trading Date assuming the full conversion rights attached to the Convertible Bonds are exercised as follows:

	As at the date of this announcement		Immediately after conversion of the Convertible Bonds	
	No. of Shares	*%*	*No. of Shares*	*%*
Vigor and its concert parties	106,484,400	38.63	106,484,400	15.76
Placees	–	–	400,000,000	59.20
Public	169,138,094	61.37	169,138,094	25.04
Total	275,622,494	100.00	675,622,494	100.00

Miscellaneous

It is a provision of the Bond that the Company shall comply with and procure the compliance with the Listing Rules and all conditions imposed by the Stock Exchange or by any other competent authority (in Hong Kong or elsewhere) for the issue of the Conversion Shares, for approval of the issue of the Bond or for the listing of and permission to deal in the Conversion Shares on the Stock Exchange and the continued compliance thereof and as such the Company shall not do or cause to be done anything to breach this term in the Bond.

Reasons for Placing

Use of proceeds

The maximum proceeds from the Placing will be approximately HK$300,000,000, which are intended to be used for reduction of short-term borrowings (comprising secured and interest bearing securities margin financing) and to the extent not used will be for investment when opportunities arise and for general working capital of the Group. The Directors consider that the Placing provides an opportunity for the Group to raise long term borrowings and to reorganize its capital structure. Further details on the use of proceeds and the balance of short term borrowings will be disclosed in the circular to Shareholder relating to, inter alia, the Placing.

FUND RAISING

The Company did not have any capital raising activities during the 12 months' period immediately preceding the date of this announcement.

GENERAL

Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Conversion Shares. Save for the Warrants, there are no other warrants, options, derivatives and/or securities outstanding which carry conversion or subscription rights into Shares.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, no Shareholder is required to abstain from voting on the proposed grant of Specific Mandate at the SGM as no Shareholder has an interest in the Placing different from the other Shareholders.

A circular containing, among other things, further details of the Placing and a notice convening the SGM will be dispatched by the Company to the Shareholders as soon as practicable in accordance with the Listing Rules.

DILUTION EFFECT ON SHAREHOLDING

In view of the future dilution to existing Shareholders on the exercise of the conversion rights attached to the Convertible Bonds, the Company will keep the Shareholders informed of the level of dilution and details of conversion as follows:

A. The Company will disclose by way of an announcement all relevant details of the conversion of the Convertible Bonds in the following manner:

   The Company will make a monthly announcement ("Monthly Announcement") on the website of the Stock Exchange. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following details in a table form:

   (i) whether there is any conversion of the Convertible Bonds during the relevant month. If there is a conversion, details thereof including the conversion date, number of new Shares issued and conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

(ii) the amount of outstanding Convertible Bonds after the conversion, if any;

(iii) the total number of Shares issued pursuant to other transactions during the relevant month, including Shares issued pursuant to exercise of options under any share option scheme(s) of the Company; and

(iv) the total issued share capital of the Company as at the commencement and the last day of the relevant months.

B. in addition to the Monthly Announcement, if the cumulative amount of the Conversion Shares issued pursuant to the conversion of the Convertible Bonds reaches 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Convertible Bonds (as the case may be) (and thereafter in multiple of such 5% threshold), the Company will make an announcement on the website of the Stock Exchange including details stated in A. above for the period commencing from the date of the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Convertible Bonds up to the date on which the total number of Conversion Shares issued pursuant to the conversion amounted to 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Convertible Bonds; and

C. if the Company forms the view that any issue of Conversion Shares will trigger the disclosure requirements under Rule 13.09 of the Listing Rules, then the Company is obliged to make such disclosures regardless of the issued of any announcements in relation to the Convertible Bonds as mentioned in A and B above.

INFORMATION ABOUT VIGOR, THE PLACING AGENT AND THE COMPANY

Vigor

Vigor is a company incorporated in the British Virgin Islands with limited liability and its principal business is investment holding.

The Placing Agent

The Placing Agent is a licensed corporation to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance regulated activities) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company

The Company is a company incorporated in Bermuda with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY ARISING FROM THE RIGHTS ISSUE

The changes in the shareholding structure of the Company arising from the Rights Issue are as follows:

Scenario 1

Assuming none of the outstanding Warrants are exercised on or before the Record Date:

	As at the date of this announcement		**Immediately after completion of the Rights Issue on the assumption as set out in Note 1**		**Immediately after completion of the Rights Issue on the assumption as set out in Note 2**	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Vigor	106,484,400	38.63	212,968,800	38.63	382,106,894	69.32
Public	169,138,094	61.37	338,276,188	61.37	169,138,094	30.68
Total	275,622,494	100.00	551,244,988	100.00	551,244,988	100.00

Notes:

1. Assuming all Shareholders take up their respective provisional allotments of the Rights Shares in full.

2. Assuming (i) none of the Shareholders (save for Vigor takes up the Rights Shares provisionally allotted to it) takes up any provisional allotments of the Rights Shares; (ii) the provisional allotments of the Right Shares of all Shareholders (save for Vigor) are taken up by Vigor pursuant to the Underwriting Agreement.

Scenario 2

Assuming all the outstanding Warrants are exercised on or before the Record Date:

	As at the date of this announcement		Immediately after completion of the Rights Issue on the assumption as set out in Note 1		Immediately after completion of the Rights Issue on the assumption as set out in Note 2		Immediately after completion of the Rights Issue on the assumption as set out in Note 2 and assuming full conversion of the Convertible Bonds	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Vigor	106,484,400	38.63	255,562,560	38.62	458,623,536	69.31	458,623,536	43.20
Placees	-	-	-	-	-	-	400,000,000	37.68 *Note 3*
Public	169,138,094	61.37	406,121,952	61.38	203,060,976	30.69	203,060,976	19.12 *Note 3*
Total	275,622,494	100.00	661,684,512	100.00	661,684,512	100.00	1,061,684,512	100.00

Notes:

1. Assuming all Shareholders and holders of the Warrants take up their respective provisional allotments of the Rights Shares in full.

2. Assuming (i) none of the Shareholders (save for Vigor takes up the Rights Shares provisionally allotted to it and any additional Rights Shares allotted to it as a result of exercise of the Warrants held by it) takes up any provisional allotments of the Rights Shares; and (ii) the provisional allotments of the Rights Shares of all Shareholders and holder of the Warrants (save for Vigor) are taken up by Vigor pursuant to the Underwriting Agreement.

3. In the event that the conversion of the Convertible Bonds shall lead to the Company failing to maintain a 25% public float, Vigor has undertaken to place down its Shares or procure the place down of Shares prior to the allotment and issue of the Conversion Shares so as to maintain a 25% public float thereafter in compliance with Rule 13.32(1) of the Listing Rules. It is a provision of the Bond that the Company shall comply with and procure the compliance with the Listing Rules and all conditions imposed by the Stock Exchange or by any other competent authority (in Hong Kong or elsewhere) for the issue of the Conversion Shares, for approval of the issue of the Bond or for the listing of and permission to deal in the Conversion Shares on the Stock Exchange and the continued compliance thereof and as such the Company shall not do or cause to be done anything to breach this term in the Bond.

EXPECTED TIMETABLE

Despatch of circular regarding the SGM	Friday, 19th December, 2008
Last day of dealings in the Shares on a cum-rights basis	Wednesday, 24th December, 2008
Commencement of dealings in the Shares on an ex-rights basis	Monday, 29th December, 2008
Latest time for lodging transfer of the Shares in order to be qualified for the Rights Issue	4:30 p.m. on Wednesday, 31st December, 2008
Register of members closes	Friday, 2nd January, 2009 to Wednesday, 7th January, 2009 (both days inclusive)
Date of SGM	Wednesday, 7th January, 2009
Record Date	Wednesday, 7th January, 2009
Register of members re-opens	Thursday, 8th January, 2009
Posting Date	Thursday, 8th January, 2009
First day of dealings in nil-paid Rights Shares	Monday, 12th January, 2009
Latest time for splitting nil-paid Rights Shares	4:30 p.m. on Wednesday, 14th January, 2009
Last day of dealings in nil-paid Rights Shares	Monday, 19th January, 2009
Latest Time for Acceptance	4:00 p.m. on Thursday, 22nd January, 2009
Latest time for Termination	4:00 p.m. on Thursday, 29th January, 2009

Announcement of results of
the Rights Issue on newspapers .... Tuesday, 3rd February, 2009

Refund cheques in respect of wholly or
partially unsuccessful applications for
excess Rights Shares expected
to be posted on or before .... Wednesday, 4th February, 2009

Certificates for the Rights Shares expected
to be despatched on or before.......................... Wednesday, 4th February, 2009

Dealing in fully-paid Rights Shares commence on............. Friday, 6th February, 2009

Dates or deadlines specified in this announcement are indicative only and may be varied by agreement between the Company and Vigor. Any consequential changes to the expected timetable will be published or notified to Shareholders appropriately.

WARNING OF THE RISKS OF DEALING IN THE SHARES, WARRANTS AND THE NIL-PAID RIGHT SHARES

Existing Shares will be dealt with on an ex-rights basis from Monday, 29th December, 2008. The Rights Shares will be dealt with in their nil-paid form from Monday, 12th January, 2009 to Monday, 19th January, 2009 (both dates inclusive). If prior to 4:00 p.m. on Thursday, 29th January, 2009 (or such later date as the Underwriter may agree with the Company), Vigor terminates the Underwriting Agreement (see sub-section headed "Termination of the Underwriting Agreement" above) or the conditions of the Rights Issue cannot be fulfilled (or, if appropriate, waived), the Rights Issue will not proceed.

Any dealings in the Shares and the Warrants from the date of this announcement up to the date on which all the conditions of the Rights Issue are fulfilled (or, if appropriate, waived), and any dealings in the Rights Shares in their nil-paid form between Monday, 12th January, 2009 to Monday, 19th January, 2009, both days inclusive, are accordingly subject to the risk that the Rights Issue may not become unconditional or may not proceed. Any Shareholders or other persons contemplating any dealings in the Shares, the Warrants or the Rights Shares in their nil-paid forms are recommended to consult their own professional advisers.

The Company will send the Prospectus Documents to all Qualifying Shareholders on Thursday, 8th January, 2009.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Directors consider that the Rights Issue provides an opportunity for the Group to raise long term fundings and to reorganize its capital structure.

The estimated net proceeds of the Rights Issue is approximately HK$107,248,997.6 (assuming none of the outstanding Warrants is exercised on or before the Record Date), which is intended to be used for reduction of short term borrowings (comprising secured and interest bearing securities margin financing) and to the extent not used will be for investment when opportunities arise and for general working capital of the Group. Further details on the use of proceeds and the balance of short term borrowings will be disclosed in the circular to Shareholders relating to, inter alia, the Placing.

ADJUSTMENT TO THE WARRANTS

Under the terms of the instrument creating the Warrants, adjustments to the exercise price or number of the warrants granted may be required upon the completion of the Rights Issue and the Placing. If necessary, such adjustment(s) will be set out in the Company's announcement of results of acceptance of the Rights Issue and the Placing and the adjustment(s) will be reviewed and confirmed by the auditors of the Company.

APPLICATION FOR GRANTING OF WHITEWASH WAIVER

Assuming Vigor has taken up its maximum underwriting commitment of 169,138,094 Rights Shares assuming no exercise of the rights attached to the Warrants on or before the Record Date or 203,060,976 Rights Shares assuming full exercise of the rights attached to the Warrants on or before the Record Date pursuant to the Underwriting Agreement, Vigor and the parties acting in concert with it will increase their aggregate shareholding from approximately 38.63 per cent. of the existing issued share capital of the Company to 69.32 per cent. of the issued share capital of the Company of 551,244,988 Shares as enlarged by the issue of Rights Shares assuming no exercise of the rights attached to the Warrants on or before the Record Date and approximately 69.31 per cent. of the existing issued share capital of the Company of 661,684,512 Shares enlarged by the issue of Rights Shares assuming full exercise of the rights attached to the Warrants on or before the Record Date.

Under Rule 26 of the Takeovers Code, Vigor and the parties acting in concert with it will be required to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Vigor or the parties acting in concert with it. An application will be made by Vigor and the parties acting in concert with it to the Executive for the Whitewash Waiver, which, if granted, would be subject to the approval of the Independent Shareholders on a vote taken by way of a poll. If the Whitewash Waiver is granted and approved by the Independent Shareholders by way of poll, the obligation of Vigor and the parties acting in concert with it to make a mandatory general offer under Rule 26 of the Takeovers Code will be waived. **Completion of the Rights Issue is conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive and such condition cannot be waived. Accordingly, if the Whitewash Waiver is not obtained, the Rights Issue will lapse and will not proceed. Investors are advised to exercise extreme caution in dealing in the Shares and Warrants as the Rights Issue may or may not proceed and will only be made upon fulfillment of the conditions therein. Further announcement will be made by the Company regarding the Rights Issue when appropriate.**

Save for the Placing Agreement and the underwriting arrangement of Vigor under the Underwriting Agreement, there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of Vigor or the Shares which might be material to the Rights Issue as required to be disclosed pursuant to Note 8 to Rule 22 of the Takeovers Code. There is no agreement or arrangement to which Vigor is a party which relates to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Rights Issue. There are no securities in the Company which Vigor or persons acting in concert with it has borrowed or lent.

PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE SHARES

The Company will issue the Rights Shares under the Rights Issue and Conversion Shares upon the conversion of the Convertible Bonds. The Rights Shares and Conversion Shares will rank pari passu with all the then existing issued Shares.

The Company will seek the grant of a Specific Mandate from the Shareholders to allot and issue the Rights Shares and the Conversion Shares.

CHANGE IN BOARD LOT SIZE

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 1,000 Shares to 4,000 Shares with effect from Wednesday, 4th February, 2009 in compliance with requirements under Listing Rules. The change in board lot size will not affect any of the Shareholders' rights. Currently, based on the theoretical ex-right price of HK$0.585, the market value of one board lot of 1,000 Shares is HK$585. Following the change in board lot size, the market value of one board lot of 4,000 Shares is HK$2,340. A further announcement will be made on the odd lot trading arrangement as a result of the change in board lot size.

Expected Timetable

	2009
Effective date of the change in board lot size from 1,000 Shares to 4,000 Shares	Wednesday, 4th February
First day for free exchange of existing share certificates in board lot of 1,000 Shares each for new share certificates in board lot of 4,000 Shares each	Wednesday, 4th February
Last day for free exchange of existing share certificates in board lot of 1,000 Shares each for new share certificates in board lot of 4,000 Shares each	4:00 p.m. on Tuesday, 3rd March

Shareholders may submit their existing share certificates in board lot of 1,000 Shares each (pink) to the Company's share registrar, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, in exchange for new share certificates in board lot of 4,000 Shares each (light yellow) free of charge during business hours from 9:00 a.m. Wednesday, 4th February, 2009 to 4:00 p.m. Tuesday, 3rd March, 2009 (both dates inclusive). Such exchange of share certificates thereafter will be accepted only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lot of 4,000 Shares each issued or each existing share certificate submitted, whichever number of share certificate involved is higher. It is expected that the new share certificates will be available for collection from the Company's share registrar by the Shareholders within 10 business days after delivery of the existing share certificates to the Company's share registrar for exchange purpose.

As from Wednesday, 4th February, 2009, any new share certificates will be issued in board lot of 4,000 Shares each (except for odd lots or where the Company's share registrar is otherwise instructed). All existing share certificates in board lot of 1,000 Shares each will continue to be evidence of title to such Shares and be valid for transfer, delivery and settlement purposes.

LISTING RULES AND TAKEOVERS CODE IMPLICATIONS

The Rights Issue is subject to the granting of the Whitewash Waiver by the Executive and the Whitewash Waiver is subject to the approval of the Independent Shareholders on a vote taken by way of poll at the SGM.

Vigor and the parties acting in concert with it and its associates and those who were interested in or involved in the Underwriting Agreement and/or the transactions contemplated thereunder will abstain from voting on the resolutions at the SGM for approving the Whitewash Waiver.

An independent board committee of the Company, comprising of Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Whitewash Wavier and to make a recommendation to its shareholders. An independent financial adviser, subject to approval by the Independent board committee, will be appointed to advise the independent board committee of the Company on the fairness and reasonableness of the transactions contemplated in the Whitewash Waiver. Further announcement will be made following the appointment of the independent financial adviser.

Subject to the approval of the Whitewash Waiver by the Independent Shareholders and the Placing by Shareholders at the SGM, application will be made to the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in nil-paid form, Rights Shares and Conversion Shares.

A circular containing details of, among other things, (i) the Rights Issue, (ii) the Whitewash Waiver, (iii) the Placing, (iv) a letter from the independent board committee, (v) a letter from the independent financial adviser and (vi) a notice to convene the SGM will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in Shares and the Warrants on the Stock Exchange has been suspended from 9:30 a.m. on 24th November, 2008 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares and the Warrants on the Stock Exchange with effect from 9:30 a.m. on 2nd December, 2008.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following words and expressions shall have the following meanings when used herein:

"associates"	has the meaning ascribed thereto in the Listing Rules;
"Board"	board of Directors;
"Business Day"	any day (other than Saturday), on which banks in Hong Kong are open for business;
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on Main Board of the Stock Exchange;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"connected persons"	has the meaning ascribed thereto in the Listing Rules;
"Convertible Bond(s)"	HK$300,000,000 in aggregate principal amount of the convertible bonds due 2012 at an issue price of HK$0.75 per unit of the Convertible Bond at an interest rate of 9% per annum convertible into Shares;
"Conversion Period"	the period commencing from the Issue Date up to a date falling three years from the Issue Date and including the Maturity Date;
"Conversion Price"	HK$0.75 per Share;

"Conversion Shares"	Shares to be allotted and issued upon conversion of the Convertible Bonds being 400,000,000 Shares;
"Director(s)"	director(s) of the Company;
"EAF(s)"	the forms of application for excess Rights Issue;
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates;
"Excluded Shareholders"	Shareholders whose names appear on the register of members of the Company as at the close of business on the Record Date and whose addresses as shown on such register are outside Hong Kong where the Directors, based on legal opinions provided by legal advisers, consider it necessary or expedient not to offer the Rights Shares to such Shareholders on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Shareholders"	Shareholders other than those who are interested in or involved in the Rights Issue, the Underwriting Agreement and the transactions contemplated thereunder;
"Irrevocable Undertaking"	the irrevocable undertaking dated 23rd November, 2008 given by Vigor to, inter alia, take up all its entitlement under the Rights Issue, being 106,484,400 Rights Shares and any additional Rights Shares allotted and issued to it as a result of the exercise of the rights attached to Warrants held by it, being 21,296,880 Rights Shares, representing approximately 38.63 per cent and 7.73 per cent. of the existing issued share capital of the Company respectively;

"Issue Date"	the date on which the Convertible Bonds are issued;
"Issue Price"	the issue price of HK$0.75 per unit of the Convertible Bonds;
"Last Trading Date"	21st November, 2008, being the last full trading day for the Shares before the date of this announcement;
"Latest Time for Acceptance"	4:00 p.m. on Thursday, 22nd January, 2009 (or such other date as may be agreed by the Company and the Underwriter in writing and specified in the Prospectus Documents as the latest time for acceptance of and payment for, the Right Shares and application for excess Right Shares);
"Latest Time for Termination"	4:00 p.m. on the second business day immediately following the Latest Time for Acceptance, being the latest time to terminate the Underwriting Agreement;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Maturity Date"	the date falling three years from the Issue Date;
"PAL(s)"	the provisional allotment letters;
"Placees"	any institutional, corporate or independent individual investors procured by the Placing Agent to subscribe for the Convertible Bonds pursuant to the Placing Agent's obligations under the Placing Agreement;
"Placing"	placing of HK$300,000,000 Convertible Bonds due 2012 pursuant to the terms of the Placing Agreement;

"Placing Agent"	Sun Hung Kai International Limited, a licensed corporation to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance respectively) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Placing Agreement"	the agreement dated 23rd November, 2008 and entered into between the Company and the Placing Agent in relation to the Placing;
"Posting Date"	Thursday, 8th January, 2009 or such other date as Vigor may agree in writing with the Company for the despatch of the Prospectus Documents;
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue;
"Prospectus Documents"	the Prospectus, the PALs and the EAFs;
"Qualifying Shareholder(s)"	Shareholder(s) whose name(s) appear on the register of members of the Company as at the close of business on the Record Date, other than the Excluded Shareholders;
"Record Date"	Wednesday, 7th January, 2009, the record date to determine entitlements to the Rights Issue;
"Rights Issue"	the issue of not less than 275,622,494 Rights Shares and not more than 330,842,256 Rights Shares at the Subscription Price on the basis of one Rights Share for every existing Share held on the Record Date;
"Rights Shares"	new Share(s) to be allotted and issued in respect of the Rights Issue;
"SGM"	the special general meeting of the Company to be convened to consider and, if thought fit, approve the Placing, the Whitewash Waiver and the grant of the Specific Mandate;

"Shares"	ordinary share(s) of HK$0.01 each in the issued and unissued share capital of the Company;
"Shareholder(s)"	holder(s) of the Shares;
"Specific Mandate"	the mandate to be granted to the Directors at the SGM to allot and issue the Rights Shares and the Conversion Shares upon the conversion of the Convertible Bonds;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Price"	the subscription price of HK$0.40 per Rights Shares;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Underwriting Agreement"	the underwriting agreement dated 23rd November, 2008 entered into between the Company and the Underwriter in relation to the Rights Issue;
"Underwritten Shares"	all the Rights Shares other than those agreed to be taken by Vigor, being not less than 169,138,094 Rights Shares and not more than 203,060,976 Rights Shares;
"Underwriter" or "Vigor"	Vigor Online Offshore Limited, a company incorporated in the British Virgin Islands with limited liability, and the controlling shareholder of the Company. Its ultimate beneficial owner being Ms. Chong Sok Un;
"Warrants"	outstanding warrants that are exercisable during the relevant subscription period in accordance with the terms of the instrument constituting the warrants approved by Shareholders on 26th June, 2008;

"Whitewash Waiver"	the waiver from the obligation of Vigor and parties acting in concert with it to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Vigor or parties acting in concert with it under Rule 26 of the Takeovers Code, as a result of the transactions contemplated in the Underwriting Agreement and the Irrevocable Undertaking, pursuant to Note 1 on dispensations from Rule 26 of the Takeover Code;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"%"	per cent.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 1st December, 2008

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to it and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement concerning itself have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Vigor accept full responsibility for the accuracy of the information contained in this announcement other than those relating to the Company and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those concerning the Company have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

ARRANGEMENT ON ODD LOT TRADING AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Reference is made to the announcement of COL Capital Limited (the "Company") dated 1st December, 2008 (the "Announcement") in relation to, inter alia, the proposed rights issue, placing of convertible bonds, application for granting for whitewash application and change in board lot size. Terms used herein shall have the same meanings as defined in the Announcement unless defined otherwise.

ARRANGEMENT ON ODD LOT TRADING

The Board announced on 1st December, 2008 that the board lot size of the Shares for trading on the Stock Exchange will be changed from 1,000 Shares to 4,000 Shares with effect from Wednesday, 4th February, 2009.

In order to facilitate the trading of odd lots (if any) of the Shares arising from the change in board lot size, the Company has appointed Sun Hung Kai Investment Services Limited to match the purchase and sale of odd lots of the Shares at the relevant market price per Share for the period from Wednesday, 4th February, 2009 to 4:00 p.m. Tuesday, 3rd March, 2009 (both dates inclusive). Holders of odd lots of the Shares who wish to take advantage of this facility either to dispose of their odd lots of the Shares or top up to a full board lot, may directly or through their brokers, contact Ms. Vicky Tang Lok Ki of Sun Hung Kai Investment Services Ltd. by telephone at (852) 3920 1760 or by fax at (852) 3920 1777 during this period. Holders of odd lots of the Shares should note that the matching of the sale and purchase of odd lots of the Shares is on a best effort basis and successful matching of the sale and purchase of odd lots of the Shares is not guarantee. Any Shareholder, who is in any doubt about the odd lot facility, is recommended to consult his/her/its own professional adviser.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Board announces that the appointment of Asia Investment Management Limited as the independent financial adviser to the independent board committee of the Company on the fairness and reasonableness of the transactions contemplated under the Whitewash Waiver and to advise the Independent Shareholders on how to vote. The appointment of Asia Investment Management Limited as the independent financial adviser has been approved by the Board (including the independent non-executive Directors).

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 9th December, 2008

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

Stock Code: 0383

Interim Report 2008



UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 together with the comparative figures for the corresponding period in 2007 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditor, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	
	Notes	**30.6.2008 HK$'000 (unaudited)**	30.6.2007 HK$'000 (unaudited)
Revenue (excluding securities trading)		**13,939**	15,561
Gross proceeds from sales of investments held for trading		**169,423**	1,100,144
Total		**183,362**	1,115,705
Rental income		**2,056**	2,294
Dividend income from listed investments		**4,192**	6,770
Interest income from loan receivables		**7,691**	6,497
Net (loss) gain on investments	*4*	**(1,504,066)**	572,584
Other income		**5,375**	15,494
Administrative expenses		**(9,187)**	(8,223)
Finance costs	*5*	**(25,265)**	(8,994)
Fair value changes on investment properties	*17*	**–**	14,707
Share of (losses) profits of associates		**(6,243)**	609
(Loss) profit before taxation		**(1,525,447)**	601,738
Taxation	*6*	**(1,413)**	(62,769)
(Loss) profit from continuing operations		**(1,526,860)**	538,969
Discontinued operation: Loss for the period from discontinued operation	*7*	**–**	(1,548)
(Loss) profit for the period	*8*	**(1,526,860)**	537,421

CONDENSED CONSOLIDATED INCOME STATEMENT *(Continued)*

	Notes	Six months ended 30.6.2008 HK$'000 (unaudited)	30.6.2007 HK$'000 (unaudited)
Attributable to:			
Equity holders of the Company		**(1,528,615)**	528,424
Minority interests		**1,755**	8,997
		(1,526,860)	537,421
Dividends recognised as distribution	*9*	**11,047**	11,084
(Loss) earnings per share	*10*		
From continuing and discontinued operations			
– Basic		**(HK$5.54)**	HK$1.88
From continuing operations			
– Basic		**(HK$5.54)**	HK$1.89

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**As at 30.6.2008 HK$'000 (unaudited)**	As at 31.12.2007 HK$'000 (audited)
Non-current assets			
Investment properties	*11*	**113,299**	110,925
Property, plant and equipment	*11*	**2,998**	3,796
Prepaid lease payments		**55**	1,001
Interest in associates		**371,407**	368,297
Available-for-sale investments		**588,245**	849,923
		1,076,004	1,333,942
Current assets			
Available-for-sale investments		**–**	9,801
Loan notes		**–**	52,401
Investments held for trading		**2,241,189**	3,617,216
Debtors, deposits and prepayments	*12*	**71,356**	41,284
Loan receivables		**164,877**	174,015
Tax recoverable		**4,050**	4,050
Pledged bank deposits		**8,845**	10,718
Bank balances and cash		**48,769**	67,824
		2,539,086	3,977,309
Current liabilities			
Creditors and accrued charges	*13*	**99,786**	97,995
Customers' deposits and receipts in advance		**34,934**	14,192
Other borrowings	*14*	**1,000,116**	918,838
Derivative financial instruments		**25,702**	4,874
Taxation payable		**170,974**	171,033
		1,331,512	1,206,932
Net current assets		**1,207,574**	2,770,377
Total assets less current liabilities		**2,283,578**	4,104,319

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	As at 30.6.2008 HK$'000 (unaudited)	As at 31.12.2007 HK$'000 (audited)
Capital and reserves			
Share capital	*15*	**2,760**	2,762
Reserves		**2,275,191**	4,097,685
Equity attributable to equity holders of the Company		**2,277,951**	4,100,447
Minority interests		**5,627**	3,872
Total equity		**2,283,578**	4,104,319

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2007 (audited)	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
Fair value changes on available-for-sale investments	-	-	-	32,111	-	-	-	32,111	-	32,111
Exchange difference arising from translation of foreign operations	-	-	-	-	-	1,462	-	1,462	-	1,462
Net income recognised directly in equity	-	-	-	32,111	-	1,462	-	33,573	-	33,573
Realised upon disposal of available-for-sale investments	-	-	-	596	-	-	-	596	-	596
Profit for the period	-	-	-	-	-	-	528,424	528,424	8,997	537,421
Total recognised income and expense for the period	-	-	-	32,707	-	1,462	528,424	562,593	8,997	571,590
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(16,798)	(16,798)
Reversed previously recognised changes in fair value of investments held for trading	-	-	-	-	-	-	68,266	68,266	-	68,266
Changes in equity of an associate on previously held interest	-	-	-	-	-	-	(74)	(74)	-	(74)
Repurchase of shares	(63)	(29,027)	-	-	63	-	(63)	(29,090)	-	(29,090)
Dividends paid	-	-	-	-	-	-	(11,084)	(11,084)	-	(11,084)
At 30 June 2007 (unaudited)	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704
At 1 January 2008 (audited)	2,762	592,751	5,036	720,879	2,178	9,036	2,767,805	4,100,447	3,872	4,104,319
Fair value changes on available-for-sale investments	-	-	-	(292,814)	-	-	-	(292,814)	-	(292,814)
Share of changes in equity of associates	-	-	-	-	-	9,353	-	9,353	-	9,353
Exchange difference arising from translation of foreign operations	-	-	-	-	-	3,712	-	3,712	-	3,712
Net income and expenses recognised directly in equity	-	-	-	(292,814)	-	13,065	-	(279,749)	-	(279,749)
Realised upon disposal of available-for-sale investments	-	-	-	(2,104)	-	-	-	(2,104)	-	(2,104)
(Loss) profit for the period	-	-	-	-	-	-	(1,528,615)	(1,528,615)	1,755	(1,526,860)
Total recognised income and expense for the period	-	-	-	(294,918)	-	13,065	(1,528,615)	(1,810,468)	1,755	(1,808,713)
Repurchase of shares	(2)	(981)	-	-	2	-	-	(981)	-	(981)
Dividends paid	-	-	-	-	-	-	(11,047)	(11,047)	-	(11,047)
At 30 June 2008 (unaudited)	2,760	591,770	5,036	425,961	2,130	22,101	1,228,143	2,277,951	5,627	2,283,578

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH USED IN OPERATING ACTIVITIES	**(139,416)**	(265,928)
INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale investments	**9,864**	1,434
Dividends received	**4,192**	6,770
Purchases of available-for-sale investments	**(31,199)**	–
Proceeds from redemption of loan notes	**52,401**	–
Other investing activities	**1,094**	6,216
NET CASH FROM INVESTING ACTIVITIES	**36,352**	14,420
FINANCING ACTIVITIES		
New other borrowings raised	**1,153,111**	1,721,041
Repayments of other borrowings	**(1,071,833)**	(1,446,805)
Repurchase of shares	**(981)**	(29,090)
NET CASH FROM FINANCING ACTIVITIES	**80,297**	245,146
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(22,767)**	(6,362)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**67,824**	58,007
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE	**3,712**	1,462
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	**48,769**	53,107

Notes:-

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

In the current interim period, the Group has applied, for the first time, the following new interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning on 1 January 2008.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

HK(IFRIC) – INT 11	HKFRS 2 – Group and treasury share transactions
HK(IFRIC) – INT 12	Service concession arrangements
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defines benefit asset, minimum funding requirements and their interaction

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been made.

The Group has not early applied the following new, revised and amended standards or interpretation that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKAS 32 & 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 3 (Revised)	Business combinations[2]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT 13	Customer loyalty programmes[3]
HK(IFRIC) – INT 15	Agreements for the construction of real estate[1]
HK(IFRIC) – INT 16	Hedges of a net investment in a foreign operation[4]

[1] *Effective for accounting periods beginning on or after 1 January 2009.*

[2] *Effective for accounting periods beginning on or after 1 July 2009.*

[3] *Effective for accounting periods beginning on or after 1 July 2008.*

[4] *Effective for accounting periods beginning on or after 1 October 2008.*

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

The directors of the Company anticipate that the application of the other new, revised and amended standards or interpretation will have no material impact on the results and financial position of the Group.

3. BUSINESS INFORMATION

Business segments

The Group is currently organised into three main operating divisions – securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

The Group was engaged in mobile phone distribution. This operation was discontinued in the year 2007 *(see note 7)*.

Segment information about these business is presented below:

For the six months ended 30 June 2008

	Continuing operations			
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Gross proceeds from sales of investments held for trading	169,423	-	-	169,423
Revenue	4,192	7,691	2,056	13,939
Segment result	(1,500,311)	7,669	1,489	(1,491,153)
Unallocated other income				4,940
Unallocated corporate expenses				(7,726)
Share of losses of associates				(6,243)
Finance costs				(25,265)
Loss before taxation				(1,525,447)
Taxation				(1,413)
Loss for the period				(1,526,860)

3. BUSINESS INFORMATION *(Continued)*

Business segments *(Continued)*

For the six months ended 30 June 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Consolidated HK$'000
Gross proceeds from sales of investments held for trading	1,100,144	–	–	1,100,144	–	1,100,144
Revenue	6,770	6,497	2,294	15,561	7,681	23,242
Segment result	582,157	6,492	16,354	605,003	(3,199)	601,804
Unallocated other income				12,929	1,678	14,607
Unallocated corporate expenses				(7,809)	–	(7,809)
Share of profits of an associate				609	–	609
Finance costs				(8,994)	–	(8,994)
Profit before taxation				601,738	(1,521)	600,217
Taxation				(62,769)	(27)	(62,796)
Profit for the period				538,969	(1,548)	537,421

4. NET (LOSS) GAIN ON INVESTMENTS

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	HK$'000
Change in fair value of investments held for trading *(Note a)*	**(1,485,787)**	580,546
Change in fair value of derivative financial instruments *(Note b)*	**(20,383)**	(7,366)
Net realised gain (loss) on disposal of available-for-sale investments	**2,104**	(596)
	(1,504,066)	572,584

Notes:

(a) Included in change in fair value of investments held for trading, approximately HK$3,939,000 (2007: gain of HK$117,368,000) represented net realised loss on disposal of investments held for trading.

(b) Included in change in fair value of derivative financial instruments, approximately HK$425,000 (2007: loss of HK$7,366,000) represented net realised gain on derivative financial instruments.

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAXATION

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2008	30.6.2007	**30.6.2008**	30.6.2007	**30.6.2008**	30.6.2007
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
The current tax comprises:						
Hong Kong Profits Tax	**1,295**	61,034	**-**	27	**1,295**	61,061
Enterprise income tax in the People's Republic of China (the "PRC")	**118**	1,735	**-**	-	**118**	1,735
	1,413	62,769	**-**	27	**1,413**	62,796

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profit for the six months ended 30 June 2008. In June 2008, the Hong Kong Profits Tax rate was decreased from 17.5% to 16.5% with effect from the year of assessment 2008/09. Deferred tax balances brought forward from the preceding year have been adjusted to reflect such decrease.

Enterprise income tax in the PRC is calculated at 25% (2007: 33%) of estimated assessable profit except for the subsidiary which is eligible for certain tax holidays and concessions on the PRC income tax. On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for subsidiaries incorporated in PRC from 1 January 2008.

7. DISCONTINUED OPERATION

The results of the discontinued operation representing the mobile phone distribution operation, which was ceased in the year 2007, for the six months ended 30 June 2007 were as follows:

	Six months ended 30.6.2007 HK$'000
Turnover	7,681
Cost of sales	(8,072)
Other income	1,678
Distribution expenses	(1,050)
Administrative and other expenses	(1,758)
Loss before taxation	(1,521)
Taxation	(27)
Loss for the period	(1,548)

8. (LOSS) PROFIT FOR THE PERIOD

	Continuing operations		Discontinued operation		Consolidated	
	Six months ended		Six months ended		Six months ended	
	30.6.2008	30.6.2007	**30.6.2008**	30.6.2007	**30.6.2008**	30.6.2007
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
(Loss) profit for the period has been arrived at after charging (crediting):						
Staff costs including directors' emoluments	**3,644**	3,021	**–**	945	**3,644**	3,966
Reversal of inventories	**–**	–	**–**	(1,117)	**–**	(1,117)
Depreciation and amortisation	**149**	144	**–**	311	**149**	455
Interest income	**(1,039)**	(4,974)	**–**	(33)	**(1,039)**	(5,007)
Net foreign exchange gain	**(3,901)**	(6,954)	**–**	–	**(3,901)**	(6,954)

9. DIVIDENDS

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	HK$'000
Dividend recognised as distribution – HK$0.04 per share (2007: HK$0.04)	**11,047**	11,084
Interim dividend, proposed – Nil (2007: HK$0.01)	**–**	2,762

10. (LOSS) EARNINGS PER SHARE

From continuing and discontinued operations

The calculation of the basic (loss) earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	HK$'000
(Loss) earnings for the purpose of basic (loss) earnings per share attributable to the equity holders of the Company	**(1,528,615)**	523,424
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share	**276,168,323**	280,790,340

10. (LOSS) EARNINGS PER SHARE *(Continued)*

From continuing operations

The calculation of the basic (loss) earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	HK$'000
(Loss) earnings for the period attributable to equity holders of the Company	**(1,528,615)**	528,424
Add: Loss for the period from discontinued operation	**-**	1,548
(Loss) earnings for the purposes of basic (loss) earnings per share from continuing operations	**(1,528,615)**	529,972

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

For the six months period ended 30 June 2007, basic loss per share for the discontinued operation is HK$0.006 per share. The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,548,000 attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. MOVEMENTS IN INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

The Group's investment properties and buildings were fair valued by the directors.

The directors consider that the fair values of the investment properties and buildings included in property, plant and equipment at 30 June 2008 are not materially different from the professional valuation made at 31 December 2007 and, accordingly, no fair value changes have been recognised in the current period.

12. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing credit periods of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2008	31.12.2007
	HK$'000	HK$'000
Trade debtors within 90 days	**4,456**	1,992
Other debtors, deposits and prepayments	**66,900**	39,292
	71,356	41,284

13. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30.6.2008	31.12.2007
	HK$'000	HK$'000
Trade creditors due within 90 days	**13,688**	29,778
Other creditors and accrued charges	**86,098**	68,217
	99,786	97,995

14. OTHER BORROWINGS

Other borrowings represent securities margin financing received from stock broking, futures and options broking houses. The entire borrowings are secured by the Group's marketable securities, repayable on demand and bear interest at prevailing market rates.

15. SHARE CAPITAL

	Number of shares	Share capital HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2008 and 31 December 2007	**30,000,000,000**	300,000
Issued and fully paid:		
At 1 January 2007	**282,883,547**	2,829
Repurchase of shares	**(6,700,000)**	(67)
At 31 December 2007	**276,183,547**	2,762
Repurchase of shares	**(235,000)**	(2)
At 30 June 2008	**275,948,547**	2,760

16. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities houses to secure short term credit facilities granted to the Group:

	30.6.2008 HK$'000	31.12.2007 HK$'000
Investment properties	**33,300**	33,300
Investments held for trading	**1,922,193**	3,121,898
Available-for-sale investments	**244,455**	460,628
Pledged bank deposits	**8,845**	10,718
	2,208,793	3,626,544

17. DISPOSAL OF A SUBSIDIARY

During the period ended 30 June 2007, the net assets of the non-wholly owned subsidiary at the date of disposal were as follows:

	2007 HK$'000
Net assets disposed of	118,155
Minority interest	(16,798)
	101,357
Total consideration satisfied by:	
Deposits received in advance	30,027
Deferred consideration included in debtors, deposits and prepayment	71,330
	101,357
Net cash outflow arising on disposal:	
Bank balances and cash disposed of	1

The net assets disposed of are mainly investment properties. The fair value gain of HK$14,707,000 on these investment properties upon the disposal was recognised in the condensed consolidated income statement during the period ended 30 June 2007.

18. RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management of the Group during the period was as follows:

	Six months ended	
	30.6.2008	30.6.2007
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**2,262**	2,400
Retirement benefit costs	**30**	30
	2,292	2,430

DIVIDENDS

The Directors do not recommend the payment of interim dividend for the period ended 30 June 2008 (2007: HK$0.01).

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Turnover of the Group for the six months ended 30 June 2008 was HK$183,362,000 (2007: HK$1,115,705,000) representing a drop of 83.6% as compared to the corresponding period of 2007. The Group recorded a net loss attributable to shareholders of HK$1,528,615,000 for the six months ended 30 June 2008 against a net profit of HK$528,424,000 last year. Loss per share of the Company was HK$5.54 (2007: Earning per share of HK$1.88).

As at 30 June 2008, the Group's net asset value per share was HK$8.25 (2007: HK$10.80).

REVIEW OF OPERATIONS

The first half of 2008 was an extremely difficult period for the global financial markets, faced with concerns over the continued correction in US home prices, further subprime mortgage related write-offs, credit crunch, high oil and food prices, and a slowdown of the US economy. During the period under review, the Group's business in trading and investment in financial securities recorded a decrease in turnover to HK$173,615,000 (2007: HK$1,106,914,000) and a loss of HK$1,500,311,000 (2007: Profit of HK$582,157,000) mainly due to the net loss on investments of HK$1,504,066,000 (2007: Gain of HK$572,584,000). As the performance of the Group's investment portfolio is measured by the mark-to-market accounting standard, a substantial unrealized loss from fair value changes on investments held for trading was incurred in the period. As at 30 June 2008, the Group maintained a long-term portfolio of available-for-sale investments of HK$588,245,000 (2007: HK$588,052,000) and a trading portfolio of HK$2,241,189,000 (2007: HK$2,467,464,000).

The Group's money lending business recorded a turnover of mainly interest income of HK$7,691,000 (2007: HK$6,497,000) and a profit of HK$7,669,000 (2007: HK$6,492,000) during the period under review. As at 30 June 2008, the Group's loan portfolio amounted to HK$164,877,000 (2007: HK$121,122,000).

The Group's investment properties located in Hong Kong and China achieved a rental income of HK$2,056,000 (2007: HK$2,294,000) and a profit of HK$1,489,000 (2007: HK$16,354,000). As at 30 June 2008, the value of the Group's investment properties portfolio amounted to HK$113,299,000 (2007: HK$84,085,000).

PRINCIPAL ASSOCIATED COMPANIES

The share of losses of associates of the Group for the six months ended 30 June 2008 was HK$6,243,000 (2007: Profit of HK$609,000).

For the period under review, Shanghai Allied Cement Limited ("SAC"), a 27% associate of the Group, recorded a turnover of HK$242,320,000 (2007: HK$185,506,000) and a loss of HK$30,357,000 (2007: Profit of HK$1,002,000). In May 2008, following the acquisition of the remaining 5% equity interest for a consideration of RMB4,577,000, Shandong Allied Wangchao Cement Limited has become a wholly-owned subsidiary of SAC. With no positive future prospects for its slag powder business and to avoid further loss, SAC entered into a conditional share transfer agreement in June 2008 to dispose its entire equity holding in Beijing Shanglian Shoufeng Construction Materials Limited for a consideration of RMB4,700,000. The disposal is expected to be completed within six months from the agreement date. With regard to the conditional acquisition of the entire issued share capital of Redstone Gold Limited ("Redstone"), a company engaged in the business of gold mining in Yunnan Province, China, for an aggregate consideration of HK$1 billion, SAC is still in the process of carrying out its due diligence exercise on Redstone and the despatch of the circular to shareholders of SAC containing, inter alia, a notice to convene a special general meeting to approve the acquisition, has been extended to 31 October 2008.

Printronics Electronics Limited ("PEL"), a 40% associate of the Group, recorded a profit of HK$4,981,000. PEL is an investment holding company and is the registered and beneficial owner of 51,649,630 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group maintains a satisfactory financial position. As at 30 June 2008, the Group's non-current assets consisted of investment properties of HK$113,299,000 (2007: HK$84,085,000); property, plant and equipment of HK$2,998,000 (2007: HK$3,159,000); prepaid lease payments of HK$55,000 (2007: HK$1,026,000), interest in an associate of HK$371,407,000 (2007: HK$181,335,000) and long term investments of HK$588,245,000 (2007: HK$642,793,000). These non-current assets are principally financed by shareholders' funds. As at 30 June 2008, the Group had net current assets of HK$1,207,574,000 (2007: HK$2,086,306,000) and current ratio of 1.9 times (2007: 4.1 times), calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments and pledged bank balances. As at 30 June 2008, the Group had borrowings of HK$1,000,116,000 (2007: HK$444,336,000) and a gearing ratio of 41.4% (2007: 13.1%), calculated on the basis of the Group's net borrowings (after bank balances and cash) over shareholders' fund.

During the first half of 2008, the issued share capital of the Company was reduced from HK$2,761,835 to HK$2,759,485 as a result of the repurchase of 235,000 shares (2007: 6,240,000 shares) for an aggregate consideration of HK$983,780 (2007: HK$29,089,800).

In December 2007, the Company proposed an open offer of 276,183,547 offer shares at HK$4.00 per offer share to qualifying shareholders on the basis of one offer share to every share held on a fully underwritten basis to raise approximately HK$1.1 billion and an issue of two warrants for every five offer shares. However, in February 2008, the underwriter, Vigor Online Offshore Limited, gave notice to the Company to terminate the underwriting agreement in view of the adverse change in the market conditions in Hong Kong and the significant fluctuation in the share price of the Company which, in the sole and absolute opinion of the underwriter, made it impractical to proceed. As a result, the open offer and the issue of warrant were terminated.

In April 2008, the Company proposed a bonus issue of warrants to qualifying shareholders on the basis of one bonus warrant for every five shares held, resulting in the issue of 55,236,709 bonus warrants on 23 July 2008. Each warrant entitles the holder to subscribe for one new share at the subscription price of HK$3.50 during the one year subscription period.

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, Taiwan Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar, RMB and Malaysian Ringgit denominated assets and transactions. As the exchange rates of the Taiwan Dollar were relatively stable during the period, the Group was not materially affected by its exposure to these currencies.

CHARGE ON GROUP ASSETS

As at 30 June 2008, the Group's investment properties of HK$33,300,000 (2007: HK$26,640,000), investments held for trading of HK$1,922,193,000 (2007: HK$2,352,959,000), available-for-sale investments of HK$244,455,000 (2007: HK$175,321,000) and pledged bank balances of HK$8,845,000 (2007: nil) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 15 employees as at 30 June 2008 (2007: 14). The Group ensures that its employees are remunerated in line with market conditions and individual performance and the remuneration policies are reviewed on a regular basis.

PROSPECTS

The outlook for the global financial markets remains gloomy given the lack of confidence of consumers and investors due to concerns over global inflation, the adverse effects of an imminent recession in the US economy and geopolitical tensions in Europe and the Middle East. Although the situation will be difficult and volatile, the Group however believes that there will be attractive investment opportunities available as companies and businesses become grossly undervalued. The Group will seek to take advantage of the investment and business opportunities as they arise to enhance value for its shareholders.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at 30 June 2008, the interests and short positions of the directors and chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:–

Long position in the shares of the Company

Name of Director	Number of ordinary shares of HK$0.01 each					Percentage of Issued ordinary shares
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	–	–	106,484,400 *(Note)*	–	106,484,400	38.01%

Note: As at 30 June, 2008, Vigor Online Offshore Limited, a wholly-owned subsidiary of China Spirit Limited ("China Spirit") held 106,484,400 ordinary shares of the Company. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 ordinary shares of the Company.

Save as disclosed above, as at 30 June 2008, none of the directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares, underlying shares or debentures of the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June, 2008, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:–

Long position in the shares of the Company

Name	Capacity	Number of ordinary shares held	Percentage of issued ordinary shares
Ms. Chong Sok Un ("Ms. Chong")	Held by controlled corporation *(Note 1)*	106,484,400	38.01%
China Spirit Limited ("China Spirit")	Held by controlled corporation *(Note 1)*	106,484,400	38.01%
Vigor Online Offshore Limited ("Vigor Online")	Beneficial owner	106,484,400	38.01%
Mr. John Zwaanstra ("Mr. John Zwaanstra") *(Note 2)*	Held by controlled corporation	33,390,000	12.09%

Name	Capacity	Number of ordinary shares held	Percentage of issued ordinary shares
Penta Investment Advisers Limited ("Penta Investment")	Investment Manager *(Note 3)*	33,390,000	12.09%
Mercurius GP LLC ("Mercurius")	Held by controlled corporation *(Note 4)*	16,654,000	6.03%
Mr. Todd Zwaanstra ("Mr. Todd Zwaanstra")	Trustee *(Note 5)*	16,654,000	6.03%
Penta Asia Fund, Ltd. ("Penta Asia")	Held by controlled corporation *(Note 6)*	16,654,000	6.03%

Notes:

1. Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 ordinary shares under the SFO.

2. Mr. John Zwaanstra is deemed to be interested in 33,390,000 shares through his 100% interest in Penta Investment.

3. Penta Investment has an interest in 33,390,000 Shares as an investment manager.

4. Mercurius was the founder of the Mercurius Partners Trust ("Mercurius Trust"), being a discretionary trust and was therefore deemed to have interests in the shares and the underlying shares in which Mr. Todd Zwaanstra and Mercurius Trust were interested.

5. Mr. Todd Zwaanstra, as trustee of the Mercurius Trust, was deemed to have interest in the shares and underlying shares in which Penta Master Fund, Ltd. ("Penta Master") was interested pursuant to his control of more than one-third of the voting power of Penta Asia.

6. Penta Asia is deemed to be interested in 16,654,000 shares through its 100% interest in Penta Master.

Save as disclosed above, as at 30th June, 2008, there were no other parties who had interests or short positions in the share or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the six months ended 30 June 2008.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiry with all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2008.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased a total of 235,000 ordinary shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in the range from HK$4.00 to HK$4.20 for a total consideration of HK$983,780. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 18 September 2008

As at the date of this report, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Zhang Jian as independent non-executive directors.



COL Capital Limited
中國網絡資本有限公司
(於百慕達註冊成立之有限公司)

股份代號: 0383

二零零八年中期報告

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈,本公司及其附屬公司(「本集團」)截至二零零八年六月三十日止六個月之未經審核綜合業績,連同二零零七年度同期之比較數字如下。綜合中期財務報表並未經審核,但已經本公司之核數師德勤•關黃陳方會計師行按照香港審閱委聘準則第2410號「由實體獨立核數師執行中期財務資料審閱工作」作出審查,及經本公司之審核委員會審查。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零八年 千港元 (未經審核)	二零零七年 千港元 (未經審核)
收入(不包括證券買賣)		**13,939**	15,561
出售持作買賣之投資之款項總額		**169,423**	1,100,144
總額		**183,362**	1,115,705
租金收入		**2,056**	2,294
上市投資之股息收入		**4,192**	6,770
應收貸款之利息收入		**7,691**	6,497
投資之(虧損)溢利淨額	4	**(1,504,066)**	572,584
其他收入		**5,375**	15,494
行政支出		**(9,187)**	(8,223)
融資成本	5	**(25,265)**	(8,994)
投資物業之公允價值變動	17	**–**	14,707
應佔聯營公司之(虧損)溢利		**(6,243)**	609
除税前(虧損)溢利		**(1,525,447)**	601,738
税項	6	**(1,413)**	(62,769)
來自持續經營業務之(虧損)溢利		**(1,526,860)**	538,969
已終止經營業務:			
來自已終止經營業務之期內虧損	7	**–**	(1,548)
期內(虧損)溢利	8	**(1,526,860)**	537,421

簡明綜合收益表（續）

	附註	截至六月三十日止六個月 二零零八年 千港元 （未經審核）	二零零七年 千港元 （未經審核）
以下應佔：			
本公司權益持有人		**(1,528,615)**	528,424
少數股東權益		**1,755**	8,997
		(1,526,860)	537,421
已確認分派之股息	9	**11,047**	11,084
每股（虧損）盈利	10		
來自持續及已終止經營業務			
一基本		**(5.54港元)**	1.88港元
來自持續經營業務			
一基本		**(5.54港元)**	1.89港元

簡明綜合資產負債表

	附註	於二零零八年六月三十日 千港元 (未經審核)	於二零零七年十二月三十一日 千港元 (已審核)
非流動資產			
投資物業	11	**113,299**	110,925
物業、廠房及設備	11	**2,998**	3,796
預付租賃款項		**55**	1,001
於聯營公司之權益		**371,407**	368,297
可供出售投資		**588,245**	849,923
		1,076,004	1,333,942
流動資產			
可供出售投資		–	9,801
貸款票據		–	52,401
持作買賣之投資		**2,241,189**	3,617,216
應收賬項、按金及預付款項	12	**71,356**	41,284
應收貸款		**164,877**	174,015
可收回稅項		**4,050**	4,050
已抵押銀行存款		**8,845**	10,718
銀行結餘及現金		**48,769**	67,824
		2,539,086	3,977,309
流動負債			
應付賬項及應計費用	13	**99,786**	97,995
客戶訂金及預收款項		**34,934**	14,192
其他借貸	14	**1,000,116**	918,838
衍生金融工具		**25,702**	4,874
應付稅項		**170,974**	171,033
		1,331,512	1,206,932
流動資產淨值		**1,207,574**	2,770,377
總資產減流動負債		**2,283,578**	4,104,319

簡明綜合資產負債表(續)

	附註	於二零零八年六月三十日 千港元 (未經審核)	於二零零七年十二月三十一日 千港元 (已審核)
資本及儲備			
股本	15	**2,760**	2,762
儲備		**2,275,191**	4,097,685
本公司權益持有人應佔之權益		**2,277,951**	4,100,447
少數股東權益		**5,627**	3,872
權益總額		**2,283,578**	4,104,319

簡明綜合權益變動表

截至二零零八年六月三十日止六個月

	本公司權益持有人應佔權益									
	股本 千港元	股份溢價 千港元	樓宇重估儲備 千港元	投資重估儲備 千港元	資本贖回儲備 千港元	匯兑儲備 千港元	保留溢利 千港元	小計 千港元	少數股東權益 千港元	總額 千港元
於二零零七年一月一日(已審核)	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
可供出售投資公允價值之變動	-	-	-	32,111	-	-	-	32,111	-	32,111
因換算海外經營所產生之匯兑差異	-	-	-	-	-	1,462	-	1,462	-	1,462
直接於權益確認之淨收入	-	-	-	32,111	-	1,462	-	33,573	-	33,573
因出售可供出售投資而變現	-	-	-	596	-	-	-	596	-	596
期內溢利	-	-	-	-	-	-	528,424	528,424	8,997	537,421
期內確認收入總額	-	-	-	32,707	-	1,462	528,424	562,593	8,997	571,590
出售一間附屬公司	-	-	-	-	-	-	-	-	(16,798)	(16,798)
撤銷之前已確認為持作買賣之投資之公允價值變動	-	-	-	-	-	-	68,266	68,266	-	68,266
應佔一間聯營公司已往權益之變動	-	-	-	-	-	-	(74)	(74)	-	(74)
股份購回	(63)	(29,027)	-	-	63	-	(63)	(29,090)	-	(29,090)
已付股息	-	-	-	-	-	-	(11,084)	(11,084)	-	(11,084)
於二零零七年六月三十日(未經審核)	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704
於二零零八年一月一日(已審核)	2,762	592,751	5,036	720,879	2,178	9,036	2,767,805	4,100,447	3,872	4,104,319
可供出售投資公允價值之變動	-	-	-	(292,814)	-	-	-	(292,814)	-	(292,814)
應佔聯營公司之權益變動	-	-	-	-	-	9,353	-	9,353	-	9,353
因換算海外經營所產生之匯兑差異	-	-	-	-	-	3,712	-	3,712	-	3,712
直接於權益確認之淨收入及支出	-	-	-	(292,814)	-	13,065	-	(279,749)	-	(279,749)
因出售可供出售投資而變現	-	-	-	(2,104)	-	-	-	(2,104)	-	(2,104)
期內(虧損)溢利	-	-	-	-	-	-	(1,528,615)	(1,528,615)	1,755	(1,526,860)
期內確認收入及支出總額	-	-	-	(294,918)	-	13,065	(1,528,615)	(1,810,468)	1,755	(1,808,713)
股份購回	(2)	(981)	-	-	2	-	-	(981)	-	(981)
已付股息	-	-	-	-	-	-	(11,047)	(11,047)	-	(11,047)
於二零零八年六月三十日(未經審核)	2,760	591,770	5,036	425,961	2,180	22,101	1,228,143	2,277,951	5,627	2,283,578

簡明綜合現金流量表

截至二零零八年六月三十日止六個月

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
	（未經審核）	（未經審核）
經營業務之現金流出淨額	**(139,416)**	(265,928)
投資業務		
出售可供出售投資所得款項淨額	**9,864**	1,434
已收股息	**4,192**	6,770
購買可供出售投資	**(31,199)**	–
贖回貸款票據所得款項淨額	**52,401**	–
其他投資業務	**1,094**	6,216
投資業務之現金流入淨額	**36,352**	14,420
融資業務		
新增其他貸款	**1,153,111**	1,721,041
償還其他貸款	**(1,071,833)**	(1,446,805)
股份購回	**(981)**	(29,090)
融資業務之現金流入淨額	**80,297**	245,146
現金及現金等值減少淨額	**(22,767)**	(6,362)
期初之現金及現金等值	**67,824**	58,007
外幣滙率轉變之影響	**3,712**	1,462
期終之現金及現金等值	**48,769**	53,107

附註:

1. 編製基準

簡明綜合財務報表乃按照香港會計師公會(「香港會計師公會」)所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以重估價值或公允價值計量外,本簡明綜合財務報表乃按歷史成本為編製基準。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零七年十二月三十一日止年度財務報表所採用的一致。

在本中期期間,本集團首次採納香港會計師公會頒佈之下列新詮釋(「新香港財務報告準則」),該等新準則於本集團二零零八年一月一日開始之財政年度生效。

2. 主要會計政策（續）

香港（國際財務報告詮釋委員會）一詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易
香港（國際財務報告詮釋委員會）一詮釋第12號	特許權服務安排
香港（國際財務報告詮釋委員會）一詮釋第14號	香港會計準則第19號－定額利益資產的限制、最低資金要求和兩者的互相關係

採納該新香港財務報告準則對本集團本會計期間或過往會計期間之業績或財務狀況並無重大影響，因而毋須作出過往期間調整。

本集團並無提早採納下列已頒佈但仍未生效之新訂、修訂準則或詮釋。

香港會計準則第1號（修訂）	財務報表之呈列[1]
香港會計準則第23號（修訂）	借貸成本[1]
香港會計準則第27號（修訂）	綜合及獨立財務報表[2]
香港會計準則第32號及香港會計準則第1號（修訂）	可沽售金融工具及清盤時產生之責任[1]
香港財務報告準則第2號（修訂）	歸屬條件及取消[1]
香港財務報告準則第3號（修訂）	業務合併[2]
香港財務報告準則第8號	經營分類[1]
香港（國際財務報告詮釋委員會）一詮釋第13號	客戶忠誠度計劃[3]
香港（國際財務報告詮釋委員會）一詮釋第15號	房地產建造協議[1]
香港（國際財務報告詮釋委員會）一詮釋第16號	國外經營淨投資套期[4]

[1] *於二零零九年一月一日或其後開始之會計期間生效。*
[2] *於二零零九年七月一日或其後開始之會計期間生效。*
[3] *於二零零八年七月一日或其後開始之會計期間生效。*
[4] *於二零零八年十月一日或其後開始之會計期間生效。*

2. 主要會計政策（續）

採納香港財務報告準則第3號（修訂）對於企業合併（其收購日期始於二零零九年七月一日或之後的首個年報期開始之時或之後）的會計可能構成影響。香港會計準則第27號（修訂）對於將被視為權益交易的附屬公司之母公司擁有權益變動（惟未導致失去控制權）的會計處理會構成影響。

本公司董事預期，採用其他新訂、修訂準則或詮釋對本集團業績及財務狀況並無任何重大影響。

3. 業務資料

業務分項

本集團現時分為三大主要營運業務，分別為證券買賣及投資、財務服務及物業投資。上述業務乃本集團滙報主要分項資料所按之基準。

本集團參與流動電話分銷業務。該業務已於二零零七年終止 *(見附註7)*。

關於此等業務之分項資料呈列如下：

截至二零零八年六月三十日止六個月

	持續經營業務			
	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
出售持作買賣之投資之款項總額	169,423	–	–	169,423
收入	4,192	7,691	2,056	13,939
分項業績	(1,500,311)	7,669	1,489	(1,491,153)
未分攤之其他收入				4,940
未分攤之公司支出				(7,726)
應佔聯營公司之虧損				(6,243)
融資成本				(25,265)
除稅前虧損				(1,525,447)
稅項				(1,413)
期內虧損				(1,526,860)

3. 業務資料（續）

業務分項（續）

截至二零零七年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
出售持作買賣之投資之款項總額	1,100,144	–	–	1,100,144	–	1,100,144
收入	6,770	6,497	2,294	15,561	7,681	23,242
分項業績	582,157	6,492	16,354	605,003	(3,199)	601,804
未分攤之其他收入				12,929	1,678	14,607
未分攤之公司支出				(7,809)	–	(7,809)
應佔一間聯營公司之溢利				609	–	609
融資成本				(8,994)	–	(8,994)
除稅前溢利				601,738	(1,521)	600,217
稅項				(62,769)	(27)	(62,796)
期內溢利				538,969	(1,548)	537,421

4. 投資之(虧損)溢利淨額

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
持作買賣之投資按公允價值之變動 *(附註a)*	**(1,485,787)**	580,546
衍生金融工具按公允價值之變動 *(附註b)*	**(20,383)**	(7,366)
出售可供出售投資之已變現溢利(虧損)淨額	**2,104**	(596)
	(1,504,066)	572,584

附註:

(a) 包括於持作買賣之投資按公允價值之變動,約3,939,000港元(二零零 年:溢利117,368,000港元)為出售持作買賣之投資之已變現虧損淨額。

(b) 包括於衍生金融工具按公允價值之變動,約425,000港元(二零零七年:虧損7,366,000港元)為衍生金融工具之已變現溢利淨額。

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

6. 稅項

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零八年	二零零七年	二零零八年	二零零七年	二零零八年	二零零七年
	千港元	千港元	千港元	千港元	千港元	千港元
本期稅項包括：						
香港利得稅	**1,295**	61,034	**-**	27	**1,295**	61,061
中華人民共和國（「中國」）企業所得稅	**118**	1,735	**-**	-	**118**	1,735
	1,413	62,769	**-**	27	**1,413**	62,796

香港利得稅乃根據二零零八年六月三十日止六個月之估計應課稅溢利按16.5%（二零零七年：17.5%）之稅率計算。於二零零八年六月，香港利得稅稅率由17.5%降至16.5%，並於2008/09課稅年度實施。承接以往年度之遞延稅項已作調整，以反映稅率之減少。

中國企業所得稅乃根據估計應課稅溢利按25%（二零零七年：33%）之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。於二零零七年三月十六日，根據中國主席令第63號，中國頒佈中國企業所得稅法（「新法規」）。於二零零七年十二月六日，中國國務院頒發了新法規及實施細則。自二零零八年一月一日起，此等新法規及實施細則，會將若干於中國之附屬公司的稅率由33%下調至25%。

7. 已終止經營業務

已終止經營業務（即流動電話分銷業務）之業績截至二零零七年六月三十日止六個月如下：

	截至二零零七年六月三十日止六個月 千港元
營業額	7,631
銷售成本	(8,072)
其他收入	1,678
分銷成本	(1,050)
行政及其他支出	(1,758)
除稅前虧損	(1,521)
稅項	(27)
期內虧損	(1,548)

8. 期內（虧損）溢利

	持續經營業務		已終止經營業務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零八年	二零零七年	**二零零八年**	二零零七年	**二零零八年**	二零零七年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元
期內（虧損）溢利已扣除（撥回）：						
員工成本，包括董事酬金	**3,644**	3,021	**-**	945	**3,644**	3,966
撤銷存貨減值	**-**	-	**-**	(1,117)	**-**	(1,117)
折舊及攤銷	**149**	144	**-**	311	**149**	455
利息收入	**(1,039)**	(4,974)	**-**	(33)	**(1,039)**	(5,007)
匯兌收入淨額	**(3,901)**	(6,954)	**-**	-	**(3,901)**	(6,954)

9. 股息

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
已確認分派之股息－每股0.04港元（二零零七年：0.04港元）	**11,047**	11,084
建議中期股息－無（二零零七年：0.01港元）	**-**	2,762

10. 每股(虧損)盈利

來自持續及已終止經營業務

本公司普通權益持有人應佔每股基本(虧損)盈利乃根據下列數據計算:

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
計算本公司權益持有人應佔每股基本(虧損)盈利所依據之(虧損)盈利	**(1,528,615)**	528,424
	股份數目	股份數目
計算每股基本(虧損)盈利所依據之普通股份加權平均數	**276,168,323**	280,790,340

10. 每股(虧損)盈利(續)

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本(虧損)盈利乃根據下列數據計算:

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
本公司權益持有人應佔期內(虧損)盈利	**(1,528,615)**	528,424
加:來自已終止經營業務期內虧損	**–**	1,548
計算每股來自持續經營業務基本(虧損)盈利所依據之(虧損)盈利	**(1,528,615)**	529,972

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

截至二零零七年六月三十日止六個月,已終止經營業務之每股基本虧損為0.006港元。每股基本虧損之計算乃根據本公司權益持有人應佔已終止經營業務之期內虧損1,548,000港元及以上計算每股基本盈利之單位。

11. 投資物業、物業、廠房及設備之變動

本集團之投資物業及樓宇之公允價值經董事計量。

董事認為包括於物業、廠房及設備之投資物業及樓宇於二零零八年六月三十日之公允價值與二零零七年十二月三十一日之專業估值並無重大差別，因此，於本期間並無公允價值變動之確認。

12. 應收賬項、按金及預付款項

本集團之信貸政策為給予其貿易客戶30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零八年 六月三十日 千港元	二零零七年 十二月三十一日 千港元
90日內之應收貿易賬項	**4,456**	1,992
其他應收賬項、按金及預付款項	**66,900**	39,292
	71,356	41,284

13. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	二零零八年 六月三十日 千港元	二零零七年 十二月三十一日 千港元
90日內之應付貿易賬項	**13,688**	29,778
其他應付賬項及應計費用	**86,098**	68,217
	99,786	97,995

14. 其他借貸

其他借貸為股票經紀行、期貨及期權經紀行給予之證券孖展融資。借貸由本集團之市場證券作抵押，須於要求時償還及附有優於市場之息率。

15. 股本

	股份數目	股本 千港元
每股面值0.01港元之普通股		
法定：		
於二零零八年六月三十日及二零零七年十二月三十一日	**30,000,000,000**	300,000
已發行及繳足股款：		
於二零零七年一月一日	**282,883,547**	2,829
股份購回	**(6,700,000)**	(67)
於二零零七年十二月三十一日	**276,183,547**	2,762
股份購回	**(235,000)**	(2)
於二零零八年六月三十日	**275,948,547**	2,760

16. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為授予本集團取得短期信貸融資之抵押：

	二零零八年 六月三十日 千港元	二零零七年 十二月三十一日 千港元
投資物業	**33,300**	33,300
持作買賣之投資	**1,922,193**	3,121,898
可供出售投資	**244,455**	460,628
已抵押銀行存款	**8,845**	10,718
	2,208,793	3,626,544

17. 出售一間附屬公司

截至二零零七年六月三十日止期間，非全資擁有之附屬公司之淨資產於出售日期如下：

	二零零七年 千港元
出售之資產淨額	118,155
少數股東權益	(16,798)
	101,357
總代價支付方式：	
預先已收按金	30,027
遞延代價包括應收賬項、按金及預付款項	71,330
	101,357
因出售之淨現金流出：	
出售之銀行結餘及現金	1

出售之淨資產主要為投資物業。因出售該投資物業之公允價值溢利14,707,000港元，已確認於二零零七年六月三十日止期間之簡明綜合收益表。

18. 關連方交易

本集團董事及主要管理層於本期間之薪酬如下：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
薪金及其他短期僱員福利	**2,262**	2,400
退休福利費用	**30**	30
	2,292	2,430

股息

董事不建議派發截至二零零八年六月三十日止期間之中期股息（二零零七年：0.01港元）。

管理層討論及分析

財務業績

截至二零零八年六月三十日止六個月，本集團之營業額為183,362,000港元（二零零七年：1,115,705,000港元），與二零零七年同期相比下降83.6%。截至二零零八年六月三十日止六個月，本集團錄得股東應佔虧損淨額為1,528,615,000港元，而去年溢利淨額則為528,424,000港元。本公司每股虧損5.54港元（二零零七年：每股盈利1.88港元）。

於二零零八年六月三十日，本集團之每股資產淨值為8.25港元（二零零七年：10.80港元）。

業務回顧

二零零八年上半年，環球金融市場異常艱難，面對美國樓價持續調整、進一步次級按揭相關撇賬、信貸緊縮、石油及食品價格高企，以及美國經濟放緩的種種憂慮。於回顧期間內，本集團金融證券買賣及投資業務錄得營業額降至173,615,000港元（二零零七年：1,106,914,000港元）及虧損1,500,311,000港元（二零零七年：溢利582,157,000港元），主要是由於投資虧損淨額為1,504,066,000港元（二零零七年：盈利572,584,000港元）。由於本集團投資組合之表現乃以按市值調整之會計準則計算，故於期內持作買賣之投資之公允價值變動引致重大未變現虧損。於二零零八年六月三十日，本集團持有可供出售投資之長期投資組合588,245,000港元（二零零七年：588,052,000港元）及買賣投資組合2,241,189,000港元（二零零七年：2,467,464,000港元）。

於回顧期間內，本集團放債業務之營業額（主要為利息收入）為7,691,000港元（二零零七年：6,497,000港元）及溢利為7,669,000港元（二零零七年：6,492,000港元）。於二零零八年六月三十日，本集團之貸款組合為164,877,000港元（二零零七年：121,122,000港元）。

本集團位於香港及中國之投資物業錄得租金收入2,056,000港元（二零零七年：2,294,000港元），溢利則為1,489,000港元（二零零七年：16,354,000港元）。於二零零八年六月三十日，本集團投資物業組合之價值為113,299,000港元（二零零七年：84,085,000港元）。

主要聯營公司

本集團應佔聯營公司之虧損截至二零零八年六月三十日止六個月為6,243,000港元（二零零七年：溢利609,000港元）。

於回顧期間，本集團持有27%之聯營公司上海聯合水泥股份有限公司（「上聯水泥」）錄得營業額242,320,000港元（二零零七年：185,506,000港元）及虧損30,357,000港元（二零零七年：溢利1,002,000港元）。於二零零八年五月，以代價人民幣4,577,000元收購剩餘5%的股本權益後，山東聯合王晁水泥有限公司成為上聯水泥的全資附屬公司。由於對其礦渣粉業務的前景不樂觀，且為避免進一步損失，上聯水泥於二零零八年六月訂立有條件股份轉讓協議，以代價人民幣4,700,000元出售其在北京上聯首豐建材有限公司的全部股權，預計自該協議日期起六個月內完成。就以總代價10億港元有條件收購Redstone Gold Limited（「Redstone」，一間在中國雲南省從事金礦業務之公司）的全部已發行股本，上聯水泥亦正在對Redstone進行盡職審查，而載有（其中包括）召開批准收購之股東特別大會通告之通函，延至二零零八年十月三十一日寄發予上聯水泥股東。

本集團持有40%之聯營公司普林電子有限公司（「普林電子」）錄得盈利4,981,000港元。普林電子為一間投資控股公司，並為天津普林電路股份有限公司（「普林電路」）之51,649,630股繳足股份之登記及實益擁有人，佔普林電路股本約21.01%。普林電路為一間在中國註冊成立的公司，其股份在深圳證券交易所以「A股」上市。普林電路的主要業務為製造及銷售印刷電路板。

財務資源、借貸、股本結構及匯率波動之風險

本集團維持令人滿意的財務狀況。於二零零八年六月三十日，本集團之非流動資產包括113,299,000港元（二零零七年：84,085,000港元）之投資物業；2,998,000港元（二零零七年：3,159,000港元）之物業、廠房及設備；55,000港元（二零零七年：1,026,000港元）之預付租賃款項；371,407,000港元（二零零七年：181,335,000港元）之聯營公司權益及588,245,000港元（二零零七年：642,793,000港元）之長期投資。此等非流動資產主要由股東資金提供融資。於二零零八年六月三十日，本集團之流動資產淨值為1,207,574,000港元（二零零七年：2,086,306,000港元），而流動比率為1.9倍（二零零七年：4.1倍），此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸，須於一年內償還，並以若干投資物業、持作買賣之投資、可供出售投資及抵押銀行結餘作為抵押。於二零零八年六月三十日，本集團之借貸為1,000,116,000港元（二零零七年：444,336,000港元），而資產負債率為41.4%（二零零七年：13.1%），此乃按本集團之借貸淨額（扣除銀行結餘及現金）相對股東資金之比例計算。

於二零零八年上半年期間，本集團以總代價約983,780港元（二零零七年：29,089,800港元）回購235,000股股份（二零零七年：6,240,000股股份），令本公司之已發行股本由2,761,835港元下降至2,759,485港元。

於二零零七年十二月，本公司建議以每股發售股份4.00港元之價格向合資格股東公開發售276,183,547股發售股份，基準為按全面包銷基準每持有一股股份獲發一股發售股份，集資約11億港元，並會就每五股發售股份發行兩份認股權證。然而，基於香港市況的不利變化及本公司股價大幅波動，包銷商Vigor Online Offshore Limited單獨全權認為公開發售實際上已難以進行，故包銷商於二零零八年二月向本公司發出通知終止包銷協議。故此，公開發售及發行認股權證已終止。

於二零零八年四月，本公司建議向合資格股東發行紅利認股權證，發行基準為每持有五股股份可獲發一份紅利認股權證，因此，於二零零八年七月二十三日發行55,236,709份紅利認股權證。於一年認購期內，持有人有權按認購價3.50港元認購一股新股份。

於回顧期內，本集團之資產、負債及交易均主要以港元、澳元、人民幣、新台幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元、人民幣及馬來西亞林吉特為單位之資產及交易並無活躍對沖風險。基於新台幣於期內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零八年六月三十日，本集團分別以33,300,000港元（二零零七年：26,640,000港元）之投資物業、1,922,193,000港元（二零零七年：2,352,959,000港元）之持作買賣之投資、244,455,000港元（二零零七年：175,321,000港元）之可供出售投資及8,845,000港元（二零零七年：無）之抵押銀行結餘作為授予本集團短期信貸融資之擔保抵押予銀行及證券經紀行。

僱員

於二零零八年六月三十日，本集團僱用15名僱員（二零零七年：14名）。本集團確保其僱員之薪酬釐定與市況及個人表現相符合，並定期檢閱薪酬政策。

前景

鑑於消費者及投資者因擔心環球通貨膨脹而對金融市場信心不足，美國經濟的衰退預兆以及歐洲及中東的地緣政治的緊張局勢等因素帶來的不利影響，全球金融市場前景持續看淡。儘管時局艱難不定，但本集團仍相信在各公司及企業的價值被大幅低估的情況下，會出現可觀的投資機遇。因此，本集團致力適時利用投資及業務機遇，提升股東價值。

董事及主要行政人員之權益

於二零零八年六月三十日，根據香港證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則（「標準守則」）而向本公司及香港聯合交易所有限公司（「聯交所」）作出的知會，本公司的董事、主要行政人員及彼等之聯繫人士於本公司及其任何相聯法團（具有證券及期貨條例第XV部的涵義）的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

董事姓名	每股面值0.01港元之普通股數目					佔已發行普通股股份百分比
	個人權益	家族權益	公司權益	其他權益	合計	
莊舜而女士（「莊女士」）	–	–	106,484,400 *(附註)*	–	106,484,400	38.01%

附註：於二零零八年六月三十日，Vigor Online Offshore Limited乃China Spirit Limited（「China Spirit」）之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，莊女士被視為擁有本公司106,484,400股普通股股份之公司權益。

除上文所披露者外，於二零零八年六月三十日，根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，本公司的董事、主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券之任何權益或淡倉。

董事購入股份或債券之權利

於期內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東之權益

於二零零八年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	佔已發行普通股股份百分比
莊舜而女士（「莊女士」）	所控制的公司持有 *（附註一）*	106,484,400	38.01%
China Spirit Limited（「China Spirit」）	所控制的公司持有 *（附註一）*	106,484,400	38.01%
Vigor Online Offshore Limited（「Vigor Online」）	實益擁有人	106,484,400	38.01%
John Zwaanstra先生（「John Zwaanstra先生」） *（附註二）*	所控制的公司持有	33,390,000	12.09%

名稱	身份	所持普通股股份數目	佔已發行普通股股份百分比
Penta Investment Advisers Limited (「Penta Investment」)	投資經理 *(附註三)*	33,390,000	12.09%
Mercurius GP LLC (「Mercurius」)	所控制的公司持有 *(附註四)*	16,654,000	6.03%
Todd Zwaanstra先生 (「Todd Zwaanstra先生」)	信託人 *(附註五)*	16,654,000	6.03%
Penta Asia Fund, Ltd. (「Penta Asia」)	所控制的公司持有 *(附註六)*	16,654,000	6.03%

附註:

一、 Vigor Online 乃China Spirit之全資附屬公司，而莊女士於China Spirit 擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士被視為擁有本公司106,484,400股普通股股份之權益。

二、 John Zwaanstra先生透過其100%權益之Penta Investment被視為擁有33,390,000股普通股股份之權益。

三、 Penta Investment作為投資經理擁有33,390,000股普通股股份之權益。

四、 Mercurius為Mercurius Pantners Trust(「Mercurius Trust」，為一項全權信託)之成立人，因此被視作擁有Todd Zwaanstra先生及Mercurius Trust所持有之股份及相關股份之權益。

五、 Todd Zwaanstra先生，為Mercurius Trust之信託人，透過彼控制之Penta Master Fund, Ltd（「Penta Master」）逾三分之一投票權而被視作擁有Penta Master所持有之股份權益。

六、 Penta Asia透過其於Penta Master之100%權益而被視作擁有16,654,000股普通股股份之權益。

除上文所披露者外，於二零零八年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

遵守企業管治之守則

截至二零零八年六月三十日止六個月期間內，本公司已遵守聯交所證券上市規則（「上市規則」）附錄十四所載之企業管治常規守則內之通用守則條文。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則（「標準守則」），作為本公司董事進行證券交易之守則。經本公司向全體董事作出特定查詢後，所有董事已確認於截至二零零八年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

購買、出售或贖回上市證券

於期間內，本公司於香港聯合交易所有限公司（「聯交所」）以介乎4.00港元至4.20港元之價格購回本公司股本中235,000股普通股股份，總代價983,780港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於期間內概無購買、出售或贖回任何本公司之上市證券。

承董事會命
主席
莊舜而

香港，二零零八年九月十八日

於本報告日期，本公司之董事會由執行董事莊舜而女士（主席）、王炳忠拿督和江木賢先生及獨立非執行董事勞偉安先生、劉紹基先生及張健先生組成。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited (the "Company"), you should at once hand this circular to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Application has been made to the Stock Exchange for the listing of, and permission to deal in, the Warrants (as defined herein) and new Shares (as defined herein) falling to be issued upon the exercise of the subscription rights attaching to the Warrants. Dealings in the Warrants are expected to commence from 9:30 a.m. on 28th July 2008.

Subject to, inter alia, the granting of the listing of, and permission to deal in, the Warrants and the new Shares falling to be issued upon the exercise of the subscription rights attaching to the Warrants on the Stock Exchange, the Warrants and any new Shares that may fall to be issued upon the exercise of the subscription rights attached to the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS (as defined herein) with effect from the commencement date of dealings in the Warrants on the Stock Exchange or such other date as determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and the CCASS Operational Procedures in effect from time to time.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

BONUS ISSUE OF WARRANTS

28th May 2008



CONTENTS

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules (as defined herein) for the purpose of giving information with regard to COL Capital Limited and the proposed bonus issue of Warrants. The directors of COL Capital Limited collectively and individually accept full responsibility for the accuracy of the information in this document and confirm, having made all reasonable enquiries, that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this document misleading.

EXPECTED TIMETABLE

Last day of dealings in Shares cum entitlements to the Bonus Issue of Warrants	Wednesday, 18th June 2008
First day of dealings in Shares ex entitlements to the Bonus Issue of Warrants	Thursday, 19th June 2008
Latest time for registration of Share transfers for entitlements to the Bonus Issue of Warrants	4:00 p.m. Friday, 20th June 2008
Register of members closed for determining entitlements to the Bonus Issue of Warrants (both days inclusive)	
from	Monday, 23rd June 2008
to	Thursday, 26th June 2008
Record Date	Thursday, 26th June 2008
Despatch of certificates for Warrants on or before	Wednesday, 23rd July 2008
Commencement date of dealings in Warrants	Monday, 28th July 2008

Note: All times and dates refer to Hong Kong local time.

In this circular, unless the context otherwise requires, the following expressions have the following meanings:–

"Announcement"	the announcement of the Company dated 10th April 2008
"Board"	Board of Directors
"Bonus Issue of Warrants"	the proposed issue of the Warrants on the basis of one Warrant for every five Shares held by the Shareholders, excluding the Excluded Shareholders, on the Record Date, upon and subject to the terms and conditions set out in this circular and the Instrument
"Business Day"	a day (other than a Saturday and Sunday and days on which a tropical cyclone warning signal no.8 or above or a black rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.) on which licensed banks in Hong Kong are generally open for business throughout their normal business hours
"Bye-Laws"	the Bye-Laws of the Company
"CCASS"	The Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited
"Commencement Date"	the date on which dealings in the Warrants commences (which is expected to be 28th July 2008) on the Stock Exchange
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Excluded Shareholder(s)"	Overseas Shareholder(s) who are excluded from the Bonus Issue of Warrants by the reason that the Directors upon making enquiry, consider such exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	23rd May 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Overseas Shareholders"	Shareholders whose addresses on the Company's register of members as at the Record Date are in places outside Hong Kong
"Record Date"	26th June 2008
"Registrar"	the Company's branch share registrars in Hong Kong, Tricor Tengis Limited, situate at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	HK$3.50 per Share (subject to adjustments) in respect of each Warrant
"Subscription Period"	the period commencing from the Commencement Date (which is expected to be 28th July 2008) to a date falling one year from the Commencement Date (which is expected to be 27th July 2009) (both dates inclusive, and if either such date is not a Business Day, then the Business Day immediately preceding such date)

"Warrants"	warrants to be granted by the Company by way of the Bonus Issue of Warrants
"HK$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong
"%"	Per cent



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

28th May 2008

To the Shareholders and,
for information only, the Overseas Shareholders

Dear Sir or Madam,

BONUS ISSUE OF WARRANTS

INTRODUCTION

It was announced on 10th April 2008 that the Board proposed, subject to the satisfaction of the conditions below, the Bonus Issue of Warrants. The purpose of this circular is to provide you with further information on the Bonus Issue of Warrants.

THE BONUS ISSUE OF WARRANTS

Terms

Under the Bonus Issue of Warrants, the Warrants will be issued in registered form in the proportion of one (1) Warrant for every five (5) Shares held by Shareholders (other than the Excluded Shareholders) whose names appear on the register of members of the Company on the Record Date.

The Warrants will entitle the holders thereof to subscribe for new Shares at the Subscription Price, at any time during the Subscription Period (being the period commencing from the Commencement Date (which is expected to be 28th July 2008) to a date falling one year from the Commencement Date (which is expected to be 27th July 2009) (both dates inclusive, and if either such date is not a Business Day, then the Business Day immediately preceding such date)). Fractional entitlements to the Warrants will not be granted to the Shareholders but will be aggregated and sold for the benefit of the Company. The Subscription Price is subject to adjustments upon occurrence of adjustment events arising as a result of changes in the share capital of the Company such as consolidation or sub-division of Shares, capitalisation of profits or reserves, capital distributions in cash or specie or subsequent issue of securities in the Company. Any subscription rights attached to the Warrants not exercised on or before the latest time of exercise will lapse and the Warrants will cease to be valid for any purpose.

The Subscription Price of HK$3.50 represents (i) a discount of approximately 12.5% over the closing price of HK$4.00 per Share as quoted on the Stock Exchange on 8th April 2008 (being the date on which the Company announced the results of the Group for the year ended 31st December 2007), (ii) a discount of approximately 18.4% over the closing price of HK$4.29 per Share as quoted on the Stock Exchange on 10th April 2008 (being the date of the Announcement), (iii) a discount of approximately 13.6% over the average closing price of HK$4.052 per Share of the Company on the Stock Exchange for the last five trading days ended 10th April 2008, (iv) a discount of approximately 10.3% over the average closing price of HK$3.903 per Share of the Company on the Stock Exchange for the last ten trading days ended 10th April 2008, (v) a discount of approximately 17.8% to the closing price of HK$4.26 per Share on the Stock Exchange on the Latest Practicable Date, and (vi) represents a discount of approximately 13.6% over the average closing price of HK$4.051 per Share on the Stock Exchange for the ten trading days ended on the Latest Practicable Date.

Use of Proceeds

On the basis of 276,183,547 Shares in issue as at the Latest Practicable Date, and assuming no further Shares will be issued or repurchased by the Company on or before the Record Date, 55,236,709 Warrants are proposed to be issued pursuant to the Bonus Issue of Warrants. Full exercise of the 55,236,709 Warrants would result in the receipt by the Company of approximately HK$193,328,000, before expenses and, assuming that the Subscription Price is not adjusted, an issue of 55,236,709 new Shares, representing approximately 20.0% of the existing issued share capital of the Company and approximately 16.7% of the issued share capital of the Company as enlarged by the issue of such new Shares. The Company intends to use the net proceeds for repayment of borrowings and for investment or to be entirely used for investment when opportunity arises. Currently, the Company has no investment project in contemplation and has not yet decided on the appropriation of the net proceeds.

Shareholders Approval

The Bonus Issue of Warrants is conditional upon, among others, the approval by the Shareholders at the annual general meeting of the Company to be held on 26th June 2008 to issue the Warrants under the Bonus Issue of Warrants and the Shares which may fall to be issued upon the exercise of the Warrants.

Under the Bye-Laws, any resolution put to the vote at a general meeting of the Company shall be decided on a show of hands, unless voting by poll has been demanded before or on the declaration of the result of the show of hands or on the withdrawal of an another demand for a poll to be taken.

Under the Bye-Laws, a poll may be properly demanded at a general meeting of the Company in one of the following manners:–

(i) by the chairman of the meeting; or

(ii) by at least three (3) Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth (1/10) of the total voting rights of all the Shareholders entitled to vote at the meeting; or

(iv) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring the right to vote at the meeting being Shares on which an aggregate sum of not less than one-tenth (1/10) of the total sum paid up on all Shares conferring such right has been paid up.

Overseas Shareholders

On the basis of the information made available to the Directors, as at the Latest Practicable Date, Overseas Shareholders whose addresses as shown on the register of members of the Company were in Switzerland, Germany, Koeln, Malaysia, Singapore, Spain, the United Kingdom, and Thailand. The Directors have made enquiries on the legal restrictions and regulatory requirements in relation to the Bonus Issue of Warrants to the Overseas Shareholders in the above jurisdictions and on the compliance with the relevant restrictions and formalities. Based on the legal opinions obtained and having regard to the number of Overseas Shareholders as at the Latest Practicable Date, the likely costs and time involved if overseas compliance were to be observed, the Bonus Issue of Warrants can be made to the Overseas Shareholders.

However, if because of changes in the number of Overseas Shareholders, changes in law or such other circumstances, the Board considered that the likely costs and time involved if overseas compliance were to be observed, and the costs of overseas compliance would outweigh the benefits which the Company and the Shareholders as a whole would receive by including the Overseas Shareholders in the Bonus Issue of Warrants, it may be necessary and expedient to exclude the Overseas Shareholders from the Bonus Issue of Warrants.

In such circumstances, no allotment of the Warrants will be made to the Excluded Shareholders pursuant to the Bonus Issue of Warrants and arrangements will be made for the Warrants which would otherwise have been issued to the Excluded Shareholders to be sold in the market as soon as practicable. Any net proceeds of sale, after deduction of expenses, will be distributed in Hong Kong dollars to the Excluded Shareholders pro rata to their respective shareholdings and remittances thereof will be posted to them, at their own risk, unless the amount falling to be distributed to any such person is less than HK$100.00, in which case it will be retained for the benefit of the Company.

For the avoidance of doubt, the Excluded Shareholders will be sent a copy of this circular for their information only.

Conditions to the Bonus Issue of Warrants

The Bonus Issue of Warrants is conditional upon the following conditions:–

(a) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Warrants and any Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants; and

(b) the passing by the Shareholders at the annual general meeting of the Company of the necessary resolutions to approve the issue of the Warrants and any shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants and any transactions contemplated thereunder.

Save for the Bonus Issue of Warrants, the Company has no other outstanding equity securities which remain to be issued on exercise of any other subscription rights subject to Chapter 15 of the Listing Rules.

Listings and Dealings

Application has been made to the Stock Exchange for the listing of, and permission to deal in, the Warrants and any Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants. No part of the equity or debt securities of the Company is listed on or dealt in on any other stock exchange and no such listing of or permission to deal in is being or is proposed to be sought.

Shares which may fall to be issued upon exercise of the Warrants will rank for any dividends and other distributions and/or offers of further securities made by the Company, the record date for which is on or after the relevant subscription date and subject thereto, pari passu in all respects with the then existing issued Shares on the relevant subscription date.

All necessary arrangements have been made by the Company to enable the Warrants to be admitted into CCASS. Subject to the granting of the listing of, and permission to deal in, the Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Warrants and the Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Commencement Date (being the date on which dealings in the Warrants commence (which is expected to be 28th July 2008) on the Stock Exchange) or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Warrants will be traded in board lots of 4,000 units entitling holders thereof to subscribe an amount of HK$14,000 initially for Shares, on the basis of the Subscription Price. It is expected that certificates for the Warrants will be posted to the persons entitled thereto on or before 23rd July 2008 at their own risk. Dealings in the Warrants on the Stock Exchange are expected to commence on 28th July 2008.

Book Closure

The register of members of the Company will be closed from Monday, 23rd June 2008 to Thursday, 26th June 2008 (both days inclusive) in order to establish entitlements of Shareholders to the Bonus Issue of Warrants, during which period no transfer of Shares will be registered. In order to qualify for the Warrants under the Bonus Issue of Warrants, Shareholders are reminded to ensure that all Share transfers, accompanied by the relevant certificates, must be lodged with the Registrar, Tricor Tengis Limited, situate at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 20th June 2008.

Reason for the Bonus Issue of Warrants

The Board believes that the Bonus Issue of Warrants will provide the Shareholders with the opportunity to participate further in the future growth of the Group and to strengthen the Group's working capital position and enhance its capital base.

Taxation and Expenses

Dealings in the Warrants registered on the Company's register of warrantholders maintained in Hong Kong will be subject to Hong Kong stamp duty. Shareholders are recommended to consult their professional advisers as to the tax implications of the Bonus Issue of Warrants, in particular, whether the Bonus Issue of Warrants would be regarded as a transaction of an income or capital nature or make such Shareholders liable to taxation.

GENERAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

SUMMARY OF THE TERMS OF THE WARRANTS

The warrants (hereinafter defined as "**Warrants**" for the purpose of this Appendix) are proposed to be created and constituted by the instrument by way of deed poll to be executed by the Company (the "**Instrument**") and will be issued in registered form and will form one class with and rank pari passu in all respects with each other.

Warrantholders (as defined below) shall be entitled to the benefit of, be bound by, and be deemed to have notice of all the provisions of the Instrument. Copies of the Instrument, the principal provisions of which are summarised below, will be available for inspection at the registered office of the Company or such other place as may be notified to the Warrantholders (as defined below) from time to time.

1. Exercise of subscription rights

(a) Subject to the provisions of the Instrument and to compliance with all exchange control, fiscal and other laws and regulations applicable thereto, the registered holder or joint holders for the time being of a Warrant (the "**Warrantholder**") shall have the right, which may be exercised in whole or in part, but not in respect of a fraction of a fully paid new ordinary share of HK$0.01 each in the issued share capital of the Company (the "**Share**"), at any time during the period commencing from the Commencement Date (which is expected to be 28th July 2008) to a date falling one year from the Commencement Date (which is expected to be 27th July 2009) (both dates inclusive, and if either such date is not a Business Day, then the Business Day immediately preceding such date) (the "**Subscription Period**"), to subscribe in cash the whole or part, in integral multiples of HK$3.50, of the exercise moneys for fullypaid Shares at an initial subscription price of HK$3.50 per new Share (subject to the adjustments referred to below) (the "**Subscription Price**") per Share. The business day falling during the Subscription Period on which any of the Subscription Rights are duly exercised is referred to in this summary as the "**Subscription Date**". After the Subscription Period, any right (the "**Subscription Rights**") to subscribe in cash the whole or part of the amount in respect of which the Warrant is issued for the Shares which have not been exercised shall lapse and Warrant certificates shall cease to be valid for any purpose whatsoever.

(b) In order to exercise any of the Subscription Rights represented by this Warrant certificate, the Warrantholder must complete and sign a Subscription Form (as defined in the Instrument) (which shall be irrevocable) and deliver the same and this Warrant Certificate to Tricor Tengis Limited (the "**Registrar**"), together with a remittance for the relevant portion of the exercise moneys, being the amount of the Subscription Price for the Shares in respect of which the Warrantholder is exercising his Subscription Rights. In each case, compliance must also be made with any exchange control, fiscal or other laws or regulations for the time being applicable.

(c) No fraction of a Share will be allotted but in the event that the amount (or aggregate amount) of the remittance(s) delivered by a Warrantholder exceeds the Subscription Price due for the Shares in respect of which he is exercising his Subscription Rights, any such excess (whether arising from a fraction of a Share or from overpayment) will be refunded by the Company to the Warrantholder, provided always that for the purpose of determining whether any (and if so what) excess arises, the Subscription Rights represented by such Warrant certificates will be aggregated.

(d) The Company has undertaken in the Instrument that Shares falling to be issued upon the exercise of any of the Subscription Rights represented by this Warrant certificate will be issued and allotted not later than twenty-eight (28) days after the relevant Subscription Date and will rank pari passu in all respects with the fully-paid Shares in issue on the relevant Subscription Date and accordingly shall entitle the holders thereof to participate in all dividends and/or other distributions declared, paid or made and/or offers of further securities made by the Company on or after the relevant Subscription Date unless adjustment therefor has been made as provided in the Instrument and other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the relevant Subscription Date and notice of the amount and record date therefor shall have been given to The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") prior to the relevant Subscription Date.

(e) As soon as practicable after the relevant allotment and issue of Shares under this Condition (and, in any event, not later than twenty-eight (28) days after the relevant Subscription Date) there will be issued free of charge to the Warrantholder to whom such allotment has been made upon his exercise of any Subscription Rights:

(i) a certificate for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights represented by this Warrant certificate remaining unexercised;

(iii) (if applicable) a cheque representing the excess (if any) of the amount (or aggregate amount) remitted over the total amount payable in respect of the Subscription Rights being exercised as mentioned in sub-paragraph (c) above; and

(iv) (if applicable) the relevant Deficiency Certificate (as defined in the Instrument).

The certificate for Shares arising on the exercise of Subscription Rights, the balancing Warrant certificate (if any), the cheque in respect of a refund (if any) and the said Deficiency Certificate (if any) will be sent by post at the risk of the said Warrantholder to the address of such Warrantholder (or in the case of a joint holding to that one of the joint Warrantholders whose name stands first in the Register). If the Company agrees, such certificates and cheque may by prior arrangement be retained by the Registrar to await collection by the relevant Warrantholder.

2. Adjustments to subscription price

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the adjustment provisions of the Instrument:

(a) The Subscription Price will (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases (but shall however not be adjusted below the nominal value of Shares until the Subscription Right Reserve (as defined in the Instrument) is maintained pursuant to the Instrument):

(i) an alteration of the nominal amount of the Shares by reason of any consolidation or subdivision;

(ii) an issue (other than pursuant to a scrip dividend scheme in lieu of a cash dividend) by the Company of Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund);

(iii) a capital distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, to holders of Shares (in their capacity as such);

(iv) a grant by the Company to holders of Shares (in their capacity as such) of rights to acquire for cash assets (if any) of the Company or any of its Subsidiaries;

(v) an offer or grant of Shares being made by the Company to holders of Shares by way of rights or of options or warrants to subscribe for new Shares, at a price which is less than 90 per cent. of the market price (calculation as provided in the Instrument) ;

(vi) an issue wholly for cash being made by the Company or any other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration (as defined in the Instrument) per new Share is less than 90 per cent. of the market price (calculation as provided in the Instrument), or the conversion, exchange or subscription rights of any such issue are altered so that the said total Effective Consideration is less than 90 per cent. of such market price (calculation as provided in the Instrument); and

(vii) the purchase by the Company of Shares or securities convertible into new Shares or any rights to acquire Shares (other than on the Stock Exchange or any other stock exchange) in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraphs (ii) to (vii) of paragraph (a) above shall be made in respect of:

(i) an issue of fully paid Shares upon the exercise of any conversion rights attaching to securities convertible into Shares or upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue by the Company of Shares, or by the Company or any Subsidiary of securities convertible into or carrying rights to acquire Shares, in consideration in whole or in part for the acquisition of any other securities, assets or business;

(iii) an issue of fully paid Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) which has been or may be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of any other securities convertible into or carrying rights to acquire Shares); or

(iv) an issue of Shares pursuant to a scrip dividend scheme in lieu of a cash dividend where an amount not less than the nominal amount of the Shares so issued is capitalised and the market value (calculation as provided in the Instrument) of such Shares is not more than 110 per cent. of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash.

(c) Notwithstanding the provisions referred to in paragraphs (a) and (b) above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or at a different time from that provided for under the said provisions, the Company may appoint either an approved merchant bank or the Auditors (as defined in the Instrument) to consider whether for any reason whatsoever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if such approved merchant bank or the Auditors (as the case may be) shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including, without limitation, making an adjustment calculated on a different basis and/or the adjustment shall take effect from such other date and/or time) as shall be certified by such approved merchant bank or the Auditors (as the case may be) to be in their opinion appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent so that any amount under half a cent shall be rounded down and any amount of half a cent or more shall be rounded up and in no event shall any adjustment be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. In no event shall an adjustment be made (otherwise than upon the consolidation of Shares into shares of a larger nominal amount each or upon a repurchase of Shares) which would increase the Subscription Price or which would result in the Shares being issued at a discount to their nominal value (unless otherwise provided in the Instrument).

3. Registered warrants

The Warrants are issued in registered form. The Company shall be entitled to treat the registered Warrantholder as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or required by law, be bound to recognise an equitable or other claim to or interest in such Warrant on the part of any other person, whether or not it shall have express or other notice thereof.

4. Transfer, transmission and register

The Warrants shall be transferable in integral multiples of HK$3.50 by instrument of transfer in any usual or common form or such other form as may be approved by the Directors. The Company shall accordingly maintain the Register in the territory where the Stock Exchange for the time being is situate (or in such other place as the Directors consider appropriate, having regard to applicable rules governing the listing of Warrants). The Instrument contains provisions relating to the transfer, transmission and registration of the Warrants. Transfers of Warrants must be executed by both the transferor and the transferee. Where the transferor or the transferee is HKSCC Nominees Limited or its successors thereto (or such other company as may be approved by the Directors for this purpose), the transfers may be executed by machine imprinted signature on its behalf or under hand(s) of authorised person(s). The provisions of the Company's Bye-laws relating to the registration, transmission and transfer of Shares and the register of members shall, mutatis mutandis, apply to the registration, transmission and transfer of the Warrants and the Register except to the extent there are express provisions in relation thereto in the Instrument.

Since the Warrants will be admitted to the Central Clearing and Settlement System ("CCASS"), so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last trading day of the Warrants to be a date at least three (3) trading days before the last day of the Subscription Period (which is expected to be 27th July 2009).

Persons who hold Warrants and have not registered the Warrants in their own names and wish to exercise the Warrants should note that they may incur additional costs and expenses in connection with any expedited re-registration of the Warrants prior to the transfer or exercise of the Warrants, in particular during the period commencing 10 (ten) Business Days prior to and including the last day for subscription (which is expected to be 27th July 2009).

5. Closure of register of warrantholders

The registration of transfers may be suspended and the register of Warrantholders may be closed for such period as the Directors may from time to time direct, provided that the same may not be closed for a period, or for periods together, of more than 30 days in any one year. Any transfer or exercise of the Subscription Rights attached to the Warrants made while the register of Warrantholders is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholder who has so exercised the Subscription Rights attached to his Warrants (but not otherwise), be considered as made immediately after the reopening of the register of Warrantholders.

6. Purchase and cancellation

The Company or any of the Subsidiaries (as defined in the Instrument) may at any time purchase Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price per Warrant, exclusive of expenses, not exceeding 110 per cent. of the closing price of the Warrants on the Stock Exchange prior to the date of purchase thereof,

but not otherwise. All Warrants purchased as aforesaid shall be cancelled forthwith and may not be re-issued or re-sold.

7. Meetings of warrantholders and modification of rights

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the conditions endorsed on the Warrant certificates subject to the approval of the Stock Exchange (if required). A Special Resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up), be altered or abrogated (including, but without prejudice to that generality by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the provisions of the conditions endorsed on the Warrant certificates and/or the Instrument) with the prior sanction of a Special Resolution and may be effected only by deed poll executed by the Company and expressed to be supplemental to the Instrument.

(c) Where a Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any meeting of the Warrantholders provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of Warrants in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house or its nominee(s) could exercise if such person were an individual Warrantholder.

8. Quorum

At any such meeting two or more persons holding Warrants and/or being proxies and being or representing in the aggregate the holders of not less than five (5) per cent. in value of the Subscription Rights for the time being outstanding and exercisable shall form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business.

9. Replacement of warrant certificates

If a Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the principal office of the Registrar on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding HK$2.50 (or such other amount as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant certificates must be surrendered before replacements will be issued. In the case of lost Warrant certificates, Section 71A of the Companies Ordinance shall apply as if "shares" referred to therein included Warrants.

10. Protection of subscription rights

The Instrument contains undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. Call

If, at any time the aggregate amount of the exercise moneys attached to the outstanding Warrants is equal to or less than 20 per cent. of the amount of moneys payable on exercise of of all the Warrants issued under the Instrument then the Company may, on giving not less than three months' notice to the Warrantholders, require Warrantholders either to exercise their Subscription Rights or to allow the Warrants held by them to lapse. On expiry of such notice, all unexercised Warrants will be automatically cancelled without any compensation to the Warrantholders.

12. Issue of further warrants

The Company shall be at liberty to issue further warrants to subscribe for new Shares in such manner and on such terms as it sees fit, provided that it is in accordance with the Listing Rules.

13. Undertakings by the company

In addition to the undertakings given by it in relation to the grant and exercise of the Subscription Rights and the protection thereof, the Company has undertaken in the Instrument that:

(a) it will send to each Warrantholder, at the same time as the same are sent to the holders of Shares, its audited accounts and all other notices, reports and communications despatched by it to the holders of Shares generally;

(b) it will pay all Hong Kong stamp duties, capital duties, registration fees or similar charges, if any, payable in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of Subscription Rights and the issue of Shares upon exercise of the Subscription Rights;

(c) it will keep available for issue sufficient Ordinary Capital to satisfy in full all rights for the time being outstanding of subscription for and conversion into Shares; and

(d) it will use its best endeavours to procure that:

(i) at all times during the Subscription Period, the Warrants may be dealt in on the Stock Exchange (save that this obligation will lapse in the event that the listing of the Warrants on the Stock Exchange is withdrawn following an offer for all or any of the Warrants); and

(ii) all Shares allotted upon exercise of the Subscription Rights may, upon allotment or as soon as reasonably practicable thereafter, be dealt in on the Stock Exchange (save that this obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares where a like offer is extended to Warrantholders).

14. Winding up of the company

(A) If an effective resolution is passed during the Subscription Period for the voluntary winding up of the Company, then if such winding up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some persons designated by them for such purpose by Special Resolution (as defined in the Instrument), shall be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution (as defined in the Instrument), the terms of such scheme of arrangement or (as the case may be) proposal will be binding on all the Warrantholders; and

(B) in the event a notice is given by the Company to the holders of Shares during the Subscription Period to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each holder of Shares give notice thereof to all Warrantholders (together with a notice of the existence of this provision) and thereupon, each Warrantholder shall be entitled to exercise all or any of the Subscription Rights attaching to his Warrants at any time not later than two (2) Business Days prior to the proposed general meeting of the Company by delivering to the Company the completed Subscription Form(s) (as defined in the Instrument), accompanied by payment of the relevant Exercise Moneys, whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Warrantholders credited as fully paid.

Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the date of the passing of such resolution will lapse and each Warrant certificate will cease to be valid for any purpose.

15. Overseas warrantholders

The Instrument contains provisions giving certain discretion to the Directors in the case of any Warrantholder(s) who has a registered address in any territory (other than Hong Kong) where (after making enquiry regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange), in the opinion of the Directors, the issue of new Shares upon the exercise of any of the Subscription Rights represented by any Warrants held by such Warrantholder(s) may be unlawful or impracticable.

16. Notices

The Instrument contains provisions relating to notices to be given to the Warrantholders.

17. Governing law

The Instrument and the Warrants are governed by and will be construed in accordance with the laws of Hong Kong.

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*）（「本公司」）股份全部售出或轉讓，應立即將本通函送交買方或承讓人、或經手出售或轉讓之銀行、持牌證券商或其他代理商，以便轉交買方或承讓人。

本公司已向聯交所申請批准認股權證（定義見本通函）及因行使認股權證所附認購權而須發行新股份（定義見本通函）上市及買賣。預期認股權證將於二零零八年七月二十八日上午九時三十分起開始買賣。

在認股權證及因行使認股權證所附認購權而須發行之新股份獲准（其中包括）在聯交所上市及買賣，認股權證及因行使認股權證所附認購權而須發行之新股份將獲香港結算接納為合資格證券，可由認股權證開始在聯交所買賣當日或由香港結算釐定之其他日期起，於中央結算系統（定義見本通函）寄存、結算及交收。中央結算系統之一切活動須根據不時生效之中央結算系統一般規則及運作程序進行。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：383）

發行紅利認股權證

二零零八年五月二十八日

* *中文名稱僅供識別*



目 錄

頁次

責任聲明

本文件載有根據上市規則（定義見本通函）就提供有關中國網絡資本有限公司及建議發行紅利認股權證資料而編製之詳情。中國網絡資本有限公司董事願共同及個別對本文件所載資料之準確性負全責，並於作出一切合理查詢後確認，據彼等所深知及確信，並無遺漏其他事實致使本文件所載任何內容有誤導成分。

預期時間表

買賣連發行紅利認股權證權利之股份之最後日期	二零零八年六月十八日星期三
買賣除發行紅利認股權證權利之股份之首日	二零零八年六月十九日星期四
股份過戶登記以確保享有發行紅利認股權證權利之最後期限	二零零八年六月二十日星期五下午四時正
暫停辦理股份過戶登記以釐定享有發行紅利認股權證權利(首尾兩天包括在內)	
由	二零零八年六月二十三日星期一
至	二零零八年六月二十六日星期四
記錄日期	二零零八年六月二十六日星期四
寄發認股權證證書日期	二零零八年七月二十三日星期三或之前
開始買賣認股權證之日期	二零零八年七月二十八日星期一

附註： 所有時間及日期指香港本地時間。

本通函中，除文義另有所指外，以下詞語之涵義如下：

「公佈」	指	本公司於二零零八年四月十日刊發之公佈
「董事會」	指	董事會
「發行紅利認股權證」	指	建議根據本通函及文據所載之條款及條件及在其規限下，按股東（不包括除外股東）於記錄日期每持有五股股份獲配發一份認股權證之基準發行紅利認股權證
「營業日」	指	香港持牌銀行在一般辦公時間全面公開營業之日子，不包括星期六、星期日，亦不包括在上午九時正至下午五時正任何時間香港懸掛8號或以上熱帶氣旋警告訊號或黑色暴雨警告訊號之日子
「公司細則」	指	本公司之公司細則
「中央結算系統」	指	香港中央結算有限公司設立及經營之中央結算及交收系統
「開始日期」	指	認股權證開始於聯交所買賣之日（預期將為二零零八年七月二十八日）
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「除外股東」	指	董事經查詢後認為基於有關地區的法律限制或有關監管機構或證券交易所規定，認為將彼等排除於發行紅利認股權證而言屬必要或適宜之海外股東

「本集團」	指	本公司及其附屬公司
「港元」	指	港元
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「最後可行日期」	指	二零零八年五月二十三日，即本通函付印前確定其中所載若干資料之最後可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「海外股東」	指	於記錄日期在本公司股東名冊上之地址位於香港境外之股東
「記錄日期」	指	二零零八年六月二十六日
「過戶登記處」	指	本公司之股份過戶登記處香港分處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓
「股份」	指	本公司已發行股本每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	就每份認股權證而言為每股股份3.50港元（可予調整）
「認購期間」	指	由開始日期（預期將為二零零八年七月二十八日）至開始日期起計滿一年之日（預期將為二零零九年七月二十七日）之期間（包括首尾兩天，倘任何該等日期非為營業日，則為緊接該日期前之營業日）

「認股權證」	指	本公司將透過發行紅利認股權證而授出之認股權證
「港元」及「港仙」	分指	港元及港仙，香港之法定貨幣
「%」	指	百分比



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:383)

執行董事:
莊舜而女士*(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事:
勞偉安先生
劉紹基先生
張健先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及主要營業地點:
香港
灣仔
駱克道333號
中國網絡中心47樓

敬啟者:

發行紅利認股權證

緒言

本公司於二零零八年四月十日宣佈,董事會建議在下述條件達成後發行紅利認股權證。本通函旨在向　閣下提供有關發行紅利認股權證之進一步資料。

發行紅利認股權證

條款

根據發行紅利認股權證,本公司將以記名方式,以於記錄日期名列本公司股東名冊之股東(除外股東除外)每持有五(5)股股份獲配發一(1)份認股權證之比例發行認股權證。

* *中文名稱僅供識別*

認股權證將賦予其持有人權利，可於認購期間（即由開始日期（預期將為二零零八年七月二十八日）至開始日期起計起滿一年之日（預期將為二零零九年七月二十七日）之期間（包括首尾兩天，倘任何該等日期非為營業日，則為緊接該日期前之營業日））內任何時間，按認購價認購新股份。認股權證之零碎配額將不會授予股東，惟將為本公司之利益予以彙集及出售。認購價可因本公司股本出現變動（如股份之合併或拆細、本公司之溢利或儲備撥充資本、以現金或實物形式作出股本分派或本公司於其後發行證券）所導致之調整事件而予以調整。倘認股權證所附之任何認購權於最後行使限期之日或之前尚未行使則將告失效，而認股權證亦將不再有效作任何用途。

認購價3.50港元(i)較股份於二零零八年四月八日（即本公司公佈本集團截至二零零七年十二月三十一日止年度業績之日期）在聯交所所報之收市價每股4.00港元折讓約12.5%，(ii)較股份於二零零八年四月十日（即公佈日期）在聯交所所報之收市價每股4.29港元折讓約18.4%，(iii)較股份於截至二零零八年四月十日止最後5個交易日在聯交所所報之平均收市價每股4.052港元折讓約13.6%，(iv)較股份於截至二零零八年四月十日止最後10個交易日在聯交所所報之平均收市價每股3.903港元折讓約10.3%；(v)較股份於最後可行日期在聯交所所報之收市價每股4.26港元折讓約17.8%；及(vi)較股份於截至最後可行日期止10個交易日在聯交所所報之平均收市價每股4.051港元折讓約13.6%。

所得款項之用途

按於最後可行日期有276,183,547股已發行股份計算，及假設於記錄日期或之前本公司並無進一步發行或購回股份，根據發行紅利認股權證之擬發行之認股權證數目將為55,236,709份。倘55,236,709份認股權證獲全面行使，本公司將可收取約193,328,000港元（未扣除開支），及假設認購價並無調整，會發行55,236,709股新股份（佔本公司現時已發行股本約20.0%及本公司經發行該等新股份後擴大之已發行股本約16.7%）。本公司擬將所得款項用作償付借貸及作投資用途或當機會出現時悉數作投資用途。現時，本公司並無擬進行之投資項目，亦未決定所得款項淨額如何撥付。

股東批准

發行紅利認股權證須待(其中包括)股東於即將在二零零八年六月二十六日舉行之本公司股東週年大會上批准,方可作實,以根據發行紅利認股權證發行認股權證及於行使認股權證後發行可予發行之股份。

根據公司細則,於本公司股東大會上表決之任何決議案將以舉手表決方式決定。然而,於宣佈舉手表決結果之前或之時或撤銷另一項投票要求時要求進行投票表決則作別論。

根據公司細則,下列人士可於本公司股東大會上適當地要求進行投票表決:—

(i) 大會主席;或

(ii) 最少三名(3)當時可於大會上投票並親身出席之股東(倘股東為公司,則其正式授權代表)或其受委代表;或

(iii) 一名或多名佔所有可於大會上投票股東總票權不少於十分之一(1/10)且親身出席之股東(倘股東為公司,則其正式授權代表)或其受委代表;或

(iv) 一名或多名持有可在大會投票的本公司股份佔所有可於大會投票股份的已繳股本總額不少於十分之一(1/10)而親身出席之股東(倘股東為公司,則其正式授權代表)或其受委代表。

海外股東

根據董事獲提供之資料，於最後可行日期，按本公司股東名冊所示，海外股東之地址分別位於瑞士、德國、科隆、馬來西亞、新加坡、西班牙、英國及泰國。董事已就向於上述司法權區之海外股東發行紅利認股權證之法律限制及監管規定以及遵照有關限制及手續方面作出查詢。根據法律意見，及在考慮到於最後可行日期海外股東之數目，以及遵守海外規定可能涉及之成本及時間後，可向海外股東發行紅利認股權證。

然而，如因海外股東數目改變、法律或有關其他情況出現變動，使董事會認為將海外股東納入發行紅利認股權證內而須遵守海外規定可能涉及之費用及時間，以及遵守海外規定所需之成本將超出本公司與股東之整體利益，則將海外股東排除於發行紅利認股權證外實屬必須及適宜。

在此情況下，將不會根據發行紅利認股權證向除外股東配發認股權證，並將作出安排，於實際可行之情況下盡快將原應發行予除外股東之認股權證在市場上出售。於扣除費用後之出售所得淨額將以港元按除外股東之持股比例分配予彼等，並會向彼等郵寄有關匯款，郵誤風險由彼等自行承擔，惟倘將分配予任何有關人士之款項少於100.00港元則除外，於此情況下，有關款項將收歸本公司所有。

為免產生疑問，除外股東將獲寄發本通函，僅供彼等參考之用。

發行紅利認股權證之條件

發行紅利認股權證須待以下條件達致後，方可作實：－

(a) 聯交所上市委員會批准認股權證及因行使認股權證所附認購權而須予發行之任何股份上市及買賣；及

(b) 股東於本公司股東週年大會上通過必要議案以批准發行認股權證及因行使認股權證所附認購權而須予發行之任何股份以及其項下之任何交易。

除發行紅利認股權證外，本公司並無其他因行使任何其他受限於上市規則第15章之認購權而須予發行之未發行股本證券。

上市及買賣

本公司已向聯交所申請批准認股權證及因行使認股權證所附認購權而須予發行之任何股份上市及買賣。本公司股本或債務證券之任何部分均無於任何其他證券交易所上市或買賣，亦無尋求或建議尋求於任向其他證券交易所上市或買賣批准。

因行使認股權證而須予發行之股份將享有本公司任何股息及其他分派及／或其他證券發售（倘其記錄日期在有關認購日期當日或之後，並受此所限）之權利，並在各方面與有關認購日期當時之現已發行股份享有同等權益。

本公司已作出一切所需安排以使認股權證獲准納入中央結算系統。待聯交所批准認股權證及因行使認股權證所附認購權而須予發行之任何股份上市及買賣，以及遵守香港結算之股份收納規定後，認股權證及因行使認股權證所附認購權而須予發行之股份將獲香港結算接納為合資格證券，可自開始日期（即認股權證開始在聯交所買賣當日（預期將為二零零八年七月二十八日）或由香港結算釐定之其他日期起在中央結算系統寄存、結算及交收。聯交所參與者在任何交易日所進行之買賣之交收，須於其後第二個交易日在中央結算系統內進行。所有在中央結算系統進行之活動，均受不時生效之中央結算系統一般規則及中央結算系統運作程序規則所規管。

認股權證將以4,000份之完整買賣單位進行買賣，其持有人可按初步認購價共14,000港元之金額認購股份。預期認股權證證書將於二零零八年七月二十三日或之前寄予應得之人士，郵誤風險由彼等自行承擔。預期認股權證將於二零零八年七月二十八日開始買賣。

暫停過戶登記

本公司將於二零零八年六月二十三日（星期一）至二零零八年六月二十六日（星期四）（包括首尾兩日）暫停過戶登記以確立股東獲發行紅利認股權證之權利，在此期間不會辦理股份之過戶登記手續。為根據發行紅利認股權證建議符合資格而獲發行認股權證之股東，須於二零零八年六月二十日（星期五）下午四時正之前將所有過戶表格連同有關股票交回過戶登記處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

發行紅利認股權證之理由

董事會相信發行紅利認股權證可讓股東有機會進一步參與本集團之未來發展，並改善本集團之營運資金狀況及加強其股本基礎。

税項及開支

就登記於香港存置之本公司認股權證持有人登記冊內之認股權證之買賣，將須繳納香港印花税。股東應就發行紅利認股權證所帶來之税務影響諮詢專業顧問，尤其發行紅利認股權證會否被視為一項帶來收入或屬資本性質之交易，或導致該等股東須繳納税項。

一般資料

閣下亦務請注意本通函附錄所載之其他資料。

此　致

列位股東及
（僅供參考）海外股東　台照

承董事會命
中國網絡資本有限公司
主席
莊舜而
謹啟

二零零八年五月二十八日

認股權證條款概要

認股權證（就本附錄而言在下文界定為「**認股權證**」）將根據本公司以平邊契據形式簽立之文據（「**文據**」）以記名方式設立及構成，並將自成本公司一類證券，各自於所有方面享有相同權益。

認股權證持有人（定義見下文）可享有文據所有條文之權益，且須受其約束，並將被視為已知悉其內容。有關文據之主要條文概列如下，其副本將可於本公司之註冊辦事處或認股權證持有人（定義見下文）不時接獲通知之其他地點查閱。

1. 認購權之行使

(a) 在文據之規定及遵守適用之所有外匯管制條例、財政規例或其他法例或法規下，一份認股權證當時的登記持有人或聯名持有人（「**認股權證持有人**」）將可在開始日期（預期為二零零八年七月二十八日）至開始日期後滿一年當日（預期為二零零九年七月二十七日）止期間（包括首尾兩日，倘首尾任何一日並非營業日，則為緊接該日前之營業日）（「**認購期間**」）內任何時間，行使全部或部份權利（惟行使之權利不得僅關乎一股本公司已發行股本中每股面值0.01港元之繳足股款新普通股（「**股份**」）之零碎股份），以現金認購全部或部分（須為3.50港元之完整倍數）行使款項所涉及之繳足股款股份，每股新股份之初步認購價為每股3.50港元（可按下文予以調整）（「**認購價**」）。於本概要內，於認購期間任何認購權獲正式行使之營業日稱為「**認購日期**」。於認購期間後，任何尚未行使以現金認購股份全部或部分金額（認股權證乃據此發行）之權利（「**認購權**」）將會失效，就任何目的而言，認股權證證書將不再有效。

(b) 認股權證持有人如欲行使認股權證證書所代表之任何認購權，必須填妥及簽署認購表格(定義見文據)(將為不可撤銷)並連同認股權證證書及相關部份行使款項(即認股權證持有人所行使之認購權涉及之股份之認購價金額)之付款，一併交回卓佳登捷時有限公司(「**過戶登記處**」)。在各情況下均須遵守當時適用之任何外匯管制、財政或其他法律或法規。

(c) 本公司不會配發任何零碎股份，惟倘一位認股權證持有人提交之付款數額(或總數額)超逾彼就行使認購權認購股份所應付之認購價，本公司將退還任何剩餘款項(不論因零碎股份或多付款項而產生)予該認股權證持有人，惟於任何情況下，在決定有否(及如有，則多少)剩餘金額產生時，該等認股權證證書之認購權將被彙集計算。

(d) 本公司已於文據中承諾，將最遲於有關認購日期後二十八(28)日內發行及配發因行使認股權證證書所代表之任何認購權而須發行之股份，而該等股份將與有關認購日期當日之已發行繳足股款之股份在所有方面享有相同權益。因此，其持有人將可享有於有關認購日期或以後本公司所宣派、派付或作出之一切股息及／或其他分派及／或提出之其他證券發售建議(除非已按文據之規定作出調整)，惟不會享有記錄日期定於有關認購日期或以前並在較早時候已宣派或建議或議決派付或作出之股息或其他分派，而該等股息或分派之數額及記錄日期已於有關認購日期或之前通知香港聯合交易所有限公司(「**聯交所**」)。

(e) 根據本項條件，於進行相關股份配發及發行後，將會在切實可行情況下儘快（及無論如何於相關認購日期後二十八(28)日之前）免費向於行使任何認購權時獲得有關配發之認股權證持有人發出：

(i) 就相關股份以有關認股權證持有人名義發出之一張股票；

(ii) （如適用）就尚未行使之認股權證證書所代表之任何認購權而以有關認股權證持有人名義發出之記名餘額認股權證證書；

(iii) （如適用）銀碼相當於上文(c)分段所述所支付款項超逾（如有）就行使認購權應付款項總額之數額（或總數額）之支票；及

(iv) （如適用）有關差額證書（定義見文據）。

行使認購權而發行之股票、餘額認股權證證書（如有）、退款支票（如有）及上述之差額證書（如有）將以郵遞方式寄往該認股權證持有人地址（如屬聯名持有，則寄往名冊內名列首位之聯名認股權證持有人之地址），郵誤風險概由有關認股權證持有人承擔。在本公司同意下，該等股票、證書及支票亦可事先安排由過戶登記處暫時保管，以待有關認股權證持有人領取。

2. 認購價之調整

文據載有關於調整認購價之詳細規定。以下為文據內調整規定之概要，並須受其約束：

(a) 在下列任何一種情況下，認購價將依照文據所載條款予以調整（下文(b)及(c)分段所載之情況除外），但在根據文據設置認購權儲備（定義見文據）前，不得調整至低於股份面值：

(i) 股份因合併或拆細而更改面值；

(ii) 本公司以溢利或儲備(包括任何股份溢價賬或資本贖回儲備金)撥充資本方式發行入賬列為繳足股款之股份(根據以股代息計劃以股份代替現金股息所發行者除外);

(iii) 本公司就削減資本或其他事項分配資本(定義見文據)予股份持有人(以其身分行事);

(iv) 本公司授予股份持有人(以其身分行事)以現金收購本公司或其任何附屬公司任何資產(如有)之權利;

(v) 本公司向股份持有人提出供股建議或授予可認購新股份之購股權或認股權證,使其可按低於市價(根據文據所載方式計算)90%之價格認購股份;

(vi) 本公司或任何其他公司以現金作為全部代價發行可兑換或交換或附有權利可認購新股份之證券,而每股新股份之實際總代價(定義見文據)低於市價(根據文據所載方式計算)90%者,或有關發行之兑換、交換或認購權利被更改以致實際總代價(根據文據所載方式計算)低於市價90%者;及

(vii) 本公司於購買股份或可兑換新股份之證券或可認購股份之任何權利時,在董事認為宜對認購價作出調整之情況下進行調整,惟於聯交所或任何其他證券交易所購買者除外。

(b) 除下文(c)分段所述者外，在下列情況下毋須進行上文(a)段(ii)至(vii)分段所述之調整：

(i) 因行使可兌換股份之證券所附之任何兌換權或行使任何可購買股份之權利（包括認購權）而發行繳足股款之股份；

(ii) 本公司發行股份或本公司或任何附屬公司發行全部或部分可兌換股份或附有購買股份權利之證券，以作為收購任何其他證券、資產或業務之全部或部分代價；

(iii) 將已設立或可能根據文據所載之條款及條件在若干情況下設立之認購權儲備（定義見文據）（或根據任何其他可兌換股份或附有購買股份權利之證券之條款而已設立或可能設立之類似儲備）全部或部分撥充資本以發行繳足股款之股份；或

(iv) 根據以股代息計劃以股份代替現金股息而發行股份，將不少於據此發行之股份面值之款額撥充資本，而此等股份之市值（根據文據所載方式計算）不超過股份持有人原可選擇或原應收取之現金股息款額之110%。

(c) 儘管上文(a)及(b)段條款之規定，但若董事在任何情況下認為不應按上述規定對認購價作出調整，或應根據不同基準計算，或即使根據上述規定並不須要調整，但董事認為仍應對認購價作出調整，或調整應在上述條款訂明者以外之其他日期或其他時間生效，則本公司可委任一間經核准之商人銀行或核數師（定義見文據）任何一者代為研究擬進行之調整（或不進行調整）會否因若干原因而未能公平及適當反映受影響人士之相對利益。若經核准之商人銀行或核數師（視情況而定）認為確實如此，則應以經核准之商人銀行或核數師（視情況而定）證明認為適當之方式對原擬進行之調整加以修訂或廢除或在原毋須調整之情況下進行調整，其中包括但不限於作出以不同基準計算之調整及／或調整須在其他日期及／或時間生效。

(d) 認購價之任何調整將計算至最接近之一仙，不足半仙之數不予計算，半仙或以上之數則作為整數一仙計算，而假如認購價減少之數少於一仙，則不會對其作出調整；而任何因此而毋須作出之調整均不會予以結轉。認購價不得因任何調整以致有所提高（在股份合併為較大每股面值之股份或在購回股份時除外），亦不得作出任何調整導致股份以低於面值發行（文據另有規定者除外）。

3. 記名認股權證

認股權證以記名方式發行。本公司有權將認股權證登記持有人視作其絕對擁有人。因此，除非經由具有司法管轄權之法院指令或法例有所規定，否則本公司毋須被規限承認任何其他人士對有關認股權證所提出之衡平權或其他索償要求或權益（不論其是否已向本公司作出明確表示或其他通知）。

4. 轉讓、過戶及登記

認股權證將可採用任何一般或通用格式之轉讓文件或董事批准之其他格式之轉讓文件以3.50港元之完整倍數予以轉讓。本公司將就此於聯交所當時所在地區（或董事在考慮監管認股權證上市之規定後認為適合之其他地方）設立認股權證持有人名冊。文據載有關於轉讓、過戶及登記認股權證之條文。認股權證轉讓文件必須由轉讓人與承讓人雙方簽署。倘轉讓人或承讓人為香港中央結算（代理人）有限公司或其繼任者（或經董事就此而批准之其他公司），則轉讓文件可以機印形式代為簽署或由授權人士代表親筆簽署。本公司之公司細則內有關股份登記、過戶及轉讓以及股東名冊之條文（在作出必要修訂後）將適用於認股權證之登記、過戶及轉讓以及持有人名冊方面，惟若文據中已就此有明文規定者則除外。

因認股權證將獲納入中央結算及交收系統（「中央結算系統」），因此，於適用法例或有關當局之規例、文據條款及情況許可下，本公司可決定認股權證之最後買賣日期為認購期間最後一天（預期為二零零九年七月二十七日）前最少三(3)個交易日之日。

持有認股權證而並無登記認股權證於其名下之人士如欲行使認股權證，謹請留意在轉讓或行使認股權證前（尤其在最後認購日（預期為二零零九年七月二十七日）前十(10)個營業日起至最後認購日（包括該日）之期間），可能需要就任何特快重新登記認股權證而支付額外費用及開支。

5. 暫停辦理認股權證持有人過戶登記手續

董事可不時決定暫停辦理認股權證過戶及暫停辦理認股權證持有人名冊登記手續之期間，惟在任何一個年度內，該段期間（或該等期間合共）不得超過三十日。凡於暫停辦理認股權證過戶登記期間轉讓或行使認股權證附有之認購權，對本公司與任何提出有關轉讓之人士，或（視乎情況而定）對本公司與行使認股權證所附認購權之認股權證持有人而言（而非其他情形），有關轉讓或行使均被視為於重新辦理認股權證過戶登記後即時進行。

6. 買入及註銷

本公司或任何附屬公司（定義見文據）可隨時以下列方式買入認股權證：

(a) 以任何價格在公開市場或以招標方式（所有認股權證持有人均可投標）買入；或

(b) 以私人協議方式按不超過買入認股權證日期前一日每份認股權證在聯交所之收市價110%之價格（所需開支不計算在內）進行，

但不得以其他方式買入。按上述方式買入之所有認股權證將立即註銷，且不得再獲發行或再作出售。

7. 認股權證持有人大會及權利之修訂

(a) 文據載有關於為考慮任何可影響認股權證持有人權益事項而召開之認股權證持有人大會之規定，有關事項包括以通過特別決議案（定義見文據）之方式修訂文據之條文及／或認股權證證書所列之條件，惟須以聯交所批准（如需要）為前提。凡於此等大會正式通過之特別決議案對認股權證持有人均具約束力，而不論個別認股權證持有人曾否出席該大會。

(b) 認股權證當時所附有之全部或任何權利（包括文據之任何規定）可隨時（無論本公司是否正在清盤）於特別決議案通過後予以修改或廢除（包括豁免遵從認股權證證書所列之條件及／或文據之任何規定，或豁免或批准任何以往曾經或擬違反該等規定之事項，惟此舉並不影響其一般效力），上述之修訂或廢除必須經本公司以平邊契據形式簽立方為有效，並作為文據之附加部分。

(c) 倘認股權證持有人為認可之結算所（按香港法例第571章證券及期貨條例之定義）或其代理人，則可授權其認為合適之一位或多位人士於任何認股權證持有人大會上出任其代表或委任代表，惟倘授權超過一位人士，則授權書或代表委任表格須列明每位人士獲授權代表之認股權證數目及類別。每名獲授權之人士將有權代表該認可結算所行使與該結算所或其代理人相同之權力，猶如該授權人士乃個別認股權證持有人。

8. 法定人數

於任何該等大會上，兩名或以上持有認股權證而合共為或佔當時尚未行使及可予行使之認購權不少於百分之五(5%)之人士及／或受委代表，將構成處理大會議程之法定人數，除非在開始議事程序時出席人數達所需法定人數，否則大會不得處理任何事務（選舉主席除外）。

9. 補發認股權證證書

倘認股權證證書遭損壞、塗污、遺失或損毀，則本公司可酌情補發新證書。補領地點為過戶登記處之主要辦事處，補領新證書須繳交相關費用並按本公司所需要之證明、賠償保證及／或抵押之條款申請補發。此外，並須繳交本公司指定不超過2.50港元（或根據聯交所訂下之規則不時允許之數額）之費用。損壞或塗污之認股權證證書須先行交回，方可補領新證書。倘遺失認股權證證書，公司條例第71A條將被引用，而其中所指之股份將被視作包括認股權證。

10. 認購權之保障

文據上載有本公司之承諾及對本公司之若干規限，以保障認購權。

11. 催促行使

倘在任何時間尚未行使之認股權證所附認購權之行使款項總額相等或少於行使所有根據文據而發行之認股權證所應付款項之20%，則本公司可向認股權證持有人發出不少於三個月之通知，要求認股權證持有人行使彼等所持之認購權，否則彼等持有之認股權證將會失效。上述通知期滿後，所有尚未行使之認股權證將自動註銷，而毋須向認股權證持有人作出任何賠償。

12. 進一步發行認股權證

本公司可自由以其認為合適之方式及條款進一步發行可認購新股份之認股權證，惟必須遵照上市規則進行。

13. 本公司之承諾

除本公司就授出及行使認購權及保障認購權作出之承諾外，本公司於文據承諾：

(a) 將本公司之經審核賬目及一般會寄予股份持有人之一切其他通知、報告及通訊，於寄予股份持有人之同時，寄予每位認股權證持有人；

(b) 將會支付因簽立文據、設立及以記名方式首次發行認股權證、行使認購權及就行使認購權時須發行股份所須支付之全部香港印花稅及資本稅、登記手續費或其他類似費用（如有）；

(c) 將維持足夠普通股本，以供當時尚未行使附有可認購股份及兑換股份之權利一旦悉數獲行使時可予發行股份；及

(d) 盡力促使：

(i) 認股權證在認購期間內任何時間可於聯交所買賣（惟倘提出收購全部或任何其他認股權證之建議後，認股權證在聯交所之上市地位被撤銷，則此項責任將告失效）；及

(ii) 因認購權獲行使而配發之所有股份可於配發時或之後於合理可行之最短時間於聯交所買賣（惟倘提出收購全部或任何股份之建議而類似建議亦向認股權證持有人提出後，股份在聯交所之上市地位被撤銷，則此項責任將告失效）。

14. 本公司之清盤

(A) 倘於認購期間內通過有效決議案將本公司自願清盤，而有關清盤之目的為根據一項協議計劃進行重組或合併，且認股權證持有人（或彼等就此通過特別決議案（定義見文據）所委派之人士）乃訂立此項協議計劃之一方，或就該協議計劃向認股權證持有人提呈一項建議並獲得特別決議案（定義見文據）批准，則此項協議計劃或（視情況而定）建議之條款將對所有認股權證持有人產生約束力；及

(B) 倘本公司於認購期間內向各股份持有人發出通知，召開股東大會以考慮並酌情批准有關本公司自願清盤之決議案，則本公司須於向每名股份持有人寄發有關通知當日或之後盡快向全體認股權證持有人發出有關通知（連同存有本規定之通知），其後各認股權證持有人可最遲於本公司建議舉行股東大會該日前兩(2)個營業日，將填妥之認購表格（定義見文據）及有關行使款項送交本公司，以行使其認股權證所附之全部或部分認購權，就此本公司將盡快（最遲須於建議舉行上述股東大會該日前一個營業日）向認股權證持有人配發相關入賬列作繳足股款之股份。

除上文所述外，倘本公司清盤，則於通過有關決議案當日尚未行使之一切認購權將告失效，而每份認股權證證書亦將告作廢。

15. 海外認股權證持有人

文據載有條文，就任何認股權證持有人之登記地址位於香港以外任何地區，而董事（在已經就相關地區法律下之法例限制及相關監管機構或證券交易所之規定作出查詢後）認為於該等認股權證持有人行使彼等所持有之任何認股權證所代表之任何認購權時發行新股份可能屬違法或不可行之情況下，賦予董事若干酌情權。

16. 通知

文據載有關於向認股權證持有人發出通知之規定。

17. 管轄法例

文據及認股權證將受香港法例管轄,並按香港法例詮釋。

END